APPLIED
Industrial Technologies®

2010 **Annual Report**


10012525

Taking Action Moving Forward

APPLIED® AT A GLANCE

Applied Industrial Technologies is one of North America's largest industrial distributors serving Maintenance Repair Operations (MRO), Original Equipment Manufacturing (OEM), and Government markets with a diverse range of high quality products, including bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion components, tools, safety products, and general maintenance and mill supply products. We also provide customized shop services for mechanical, fabricated rubber and fluid power products, as well as services to meet storeroom management and maintenance training needs.

Headquarters: Cleveland, Ohio, USA

Operating Facilities: 455 in 48 U.S. states, 6 Canadian provinces, Puerto Rico and 13 Mexican states

E-Commerce: www.Applied.com

Distribution Centers: 7

Stock Keeping Units (SKUs) Available to Customers: More than 4 million

Product Manufacturers: More than 2,000

Stock Ticker Symbol: AIT, listed on the New York Stock Exchange

Employee Associates: 4,468

Data current as of June 30, 2010

This report contains statements that are forward-looking, as that term is defined by the Securities and Exchange Commission in its rules, regulations and releases. Applied intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors, including those identified on pages 10 and 11 of this report and in our Annual Report on Form 10-K for the fiscal year ended June 30, 2010. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by Applied or any other person that results expressed therein will be achieved.




APPLIED
Industrial Technologies

LETTER TO OUR SHAREHOLDERS

BENJAMIN J. MONDICS, DAVID L. PUGH

Dear Shareholder:

Fiscal 2010 was a year that started with the month of July 2009 same-store sales down over 20% from the previous July, and a year that finished with the month of June 2010 same-store sales up over 20% from the previous June. Riding the wave of such a contrast proved to be an exercise in both patience and stamina. In between those two months, the mettle of our management team was tested, and we're pleased to report that we measured up quite well.

The very difficult industrial economy in North America, what some call the Great Recession, continued through the first half of our fiscal year. In the face of the challenges and uncertainty of a weakened industrial environment, we remained disciplined and dedicated to skillfully balancing our Four Cornerstones – Profitable Sales Growth, Margin Enhancement, Asset Management and Cost Control. This focus, combined with confidence in our future, allowed us to manage through adversity in order to be well-positioned when the industrial economy exhibited signs of improvement.

With the economic recovery we experienced in the last half of fiscal 2010, we are encouraged about our future. We are proud to have emerged from this very challenging period with our good stable management team, a strong foundation in place, our core values intact, and with confidence that economic improvement can continue. Today, our mindset is centered on taking action and moving forward.

2010 FINANCIAL HIGHLIGHTS

- Achieved net sales of $1.89 billion
- Increased net income by 56%
- Generated a record $184.3 million in cash provided from operations
- Posted a gross profit of 27.2% and an operating margin of 5.8%
- Returned $25.4 million to shareholders in the form of quarterly dividends

(CONTINUED ON NEXT PAGE)

YEAR IN REVIEW

Over the course of the year, we saw steady improvement in three key economic indicators - Industrial Production, Manufacturing Capacity Utilization, and the ISM Manufacturing Index. Though it has recently moderated, the ISM is approaching the one-year mark of being in expansionary territory. As manufacturing plants resume production, we expect demand for maintenance and repair parts to increase commensurately.

Fiscal 2010 net sales of $1.89 billion came within 1.6% of last year's $1.92 billion, an excellent performance considering the continuing impact of the recession on our business. Net income improved 56% to $65.9 million, or $1.54 per share, from $42.3 million, or $0.99, in fiscal 2009. Cash provided from operations resulted in a record $184.3 million during fiscal 2010. Our SD&A as a percent of sales improved each quarter throughout the year ending at 20.4% in the fourth quarter, compared to 22.2% in the fourth quarter of last year, as we continued to control costs. Our debt-to-equity ratio is 13.5%, and the current ratio (current assets to current liabilities) remains strong at 2.3 to 1.

Our balance sheet has shown good improvement as our efforts to reduce inventories helped us generate strong cash flow. In fiscal 2010, we undertook an inventory management program with a targeted reduction in our excess bearing and drive product inventories. We are pleased to report that we exceeded our target and by year end we had reduced overall inventories by 32.0% or $81.4 million. Improved inventory management, as part of our asset management effort, is an example of the process gains we have made during the recession that will be beneficial to our business going forward. Our focus has been on reducing excess inventory and, therefore, the reductions have not affected our on-time delivery performance nor have they impacted our customer service.

Lower inventory levels generated LIFO layer liquidation benefits throughout the year which improved our gross profit percentage. In executing our inventory management program, we expected there would be negative impacts on our gross profit percentage from lower supplier purchasing incentives. LIFO benefits during fiscal 2010 totaled $23.5 million, far exceeding the negative impact from lower supplier purchasing incentives.

Gross profit margin rose slightly in fiscal 2010 to 27.2%, and our operating margin of 5.8% showed improvement compared to last year's 3.8% which included the goodwill impairment charge.

We resumed our stock buyback program in February and expect to make modest buybacks on a regular basis into the foreseeable future. Our strong cash position has also allowed us to maintain our cash dividend throughout this challenging business environment. Dividends for the year totaled $25.4 million or $0.60 per share. In July 2010, we announced a quarterly dividend increase of $0.02. Applied is committed to increasing shareholder value by investing in our core business, by repurchasing shares in the open market, and by paying a competitive dividend. This dividend increase signals our confidence in Applied's cash generation abilities in both expanding and declining economies.

Another benefit of our healthy cash position is the opportunity to pay off our existing debt. We expect to repay $50 million of our outstanding debt in September 2010 and the remaining $25 million in November 2010.

Improved year-end results for our Fluid Power Businesses reflect the positive effects of our Fluid Power Resource (FPR) acquisition. The recession manifested itself shortly after we completed the acquisition of FPR in August of 2008. Applied's Canadian and Mexican businesses - while they typically lag by three to six months behind our U.S. operations - are also seeing an upswing, although our Canadian operations are still feeling the effects of sluggish activity.

TAKING ACTION

Today, we have more growth opportunities, a broader product portfolio and abundant resources to take action.

While we exercised tight cost control and strong asset management throughout the recession, we also continued to make investments in our business. Investments in training, particularly sales training, are focused on helping to grow our business. Information technology is another targeted area for investment that will help us to improve the operational side of our business. We are making incremental improvements in our current information technology systems, and we believe these systems can continue to serve us well in the near-term. At the same time, we are examining the benefits and the need for utilizing a commercial ERP package for the majority of our business.

Fiscal 2010 was also a year in which we worked hard to further develop specific industry opportunities targeted for growth. The petrochem, coal and metal mining, and power generation industries are targeted as industries where we believe we can improve our market penetration. We are pleased to report that Government sales improved during the latter half of our fiscal year. Our efforts in the growing government sector are a good long-term play for us, and we feel we're making progress in penetrating sales opportunities at the federal, state and local levels.

Like most companies in the industrial sector, we were challenged to make the most of available opportunities. To that end, we worked to broaden our customer base with geographic expansion where appropriate. This led to the opening of several new locations in fiscal 2010, including one within the New York City market. We engaged in a number of acquisition discussions and in-depth analyses throughout the year; however, a disconnect in valuation between buyer and seller was prevalent in the marketplace. We still believe that growth through acquisitions is central to our overall corporate strategy, but we are committed to completing only those acquisitions that result in long-term value for our shareholders.

Recent improvements in the economy have bolstered the acquisition environment. Already into fiscal 2011, we have announced two acquisitions: UZ Engineered Products, a Cleveland, Ohio distributor of products for maintenance, repair and operational needs with a strong presence in the government business sector, and SCS Supply Group, a distributor of bearings, power transmission and industrial components with eight locations throughout southern Ontario. Applied has a well-considered strategy for identifying acquisition targets and developing opportunities that fit our geographic footprint, product lines, and industry processes and that support the future growth of our business.

We've also been hard at work on product additions that expand our capabilities and diversify our offerings, particularly within our general maintenance product line. More than 10,000 new products have been added to our offering to support customer janitorial/sanitation needs. We also enhanced our tool offering and expanded our safety supplies with new, innovative products. Additions to our power transmission line during the year also served to strengthen our core product offering. Together, these efforts have presented some nice opportunities for us.

At Applied, we strive to continually provide industrial products that are green, energy efficient and/or environmentally preferred. To us, being an eco-friendly distributor means actively advising our customers on how to reduce their overall environmental impact. It means conducting energy audits of products such as motors, belting and gearing. We don't just help customers make a one-time purchase of a product; we pass on valuable product and systems knowledge to help customers make better choices for the long-term. As this knowledge ripples throughout the customer's operation, it can make a significant impact - - operationally and environmentally.

In recognition of our operational strengths and the help we provide our industrial partners, we received several honors during fiscal 2010. For the second consecutive year, Applied received the Vulcan Materials Platinum Alliance Supplier award in recognition of our high marks in product quality, customer service, technical support, ease of transactions, and value added. We were also named to *GI Jobs* magazine's "Top 100 Military-Friendly Employers" list for 2010. In December, Applied was named to *Selling Power* magazine's annual list of "The 50 Best Companies to Sell For" in the U.S. We maintained our number three ranking in the service company category after making our debut within the standings in 2008. In addition, we are especially proud that Applied continues to be recognized by the Employers' Resource Council (ERC) as a NorthCoast 99 award recipient – an award that honors the best workplaces for top talent in Northeast Ohio.

MOVING FORWARD

We are proud of the determined efforts that propelled us through this recent economic crisis. We can confidently say, with both relief and anticipation, that the future is looking brighter.

As we make our way along the path of economic recovery, we will require continued patience and the ability to adapt to changes that have occurred within the industrial landscape. Our focus at present is on recapturing "lost" sales due to the recession and, as these sales volumes return to our organization, recapturing our peak operating margins from prior to the downturn. We remain encouraged by the broad-scale activity in the industries we serve as 29 of the top 30 customer industries we sell to are in positive growth territory for our fiscal 2010 fourth quarter as compared to last year's fourth quarter; however, at the time of this letter, we are still seeing relative weakness in mining and construction-related industries.

We remain confident that growth will continue to return to the industrial sector and that our actions over the past two years will help us take advantage of new opportunities. Our focus has shifted to making sure we fully capitalize on any upside opportunities in this recovering market while preserving productivity gains we've made during the recession. We're exploring new opportunities and platforms while being attentive to each of our Four Cornerstones in order to keep balanced and drive continuous improvement through this period of recovery.

As we made the turn into fiscal 2011, we were pleased to reinstate the suspended benefits our associates so patiently endured throughout the recession. We welcomed back our 401(k) match, associate merit increases, full profit sharing and, for our impacted associates, the return to full work weeks.

We have prevailed through this very challenging period due to the perseverance and loyalty of our associates as well as the support and trust of our customers, our suppliers and our shareholders. We thank each of you and we remain committed to demonstrating our value and accelerating our financial performance in an improving economy.



David L. Pugh
Chairman & Chief Executive Officer



Benjamin J. Mondics
President & Chief Operating Officer

August 13, 2010

Net Sales
(Dollars in Billions)


$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.90
$2.01
$2.09
$1.92
$1.89
06
07
08
09
10

Net Income Per Share
(Dollars)


$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.57
$1.93
$2.19
$0.99*
$1.54
06
07
08
09
10

* The goodwill impairment charge in fiscal 2009 reduced net income per share by $0.54.

Shareholders' Equity
(Dollars in Millions)


$600
$500
$400
$300
$200
$100
$0
$414.8
$451.0
$502.1
$508.1
$555.0
06
07
08
09
10

OVERVIEW

With more than 4,400 associates across North America, Applied Industrial Technologies ("Applied," the "Company," "We," "Us" or "Our") is an industrial distributor that offers parts critical to the operations of MRO and OEM customers in a wide range of industries. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized fluid power shop, mechanical and fabricated rubber services. Applied is an authorized distributor for more than 2,000 manufacturers, and we offer access to approximately 4 million stock keeping units ("SKUs"). A large portion of our business is selling replacement parts to manufacturers and other industrial concerns for repair or maintenance of machinery and equipment. We have a long tradition of growth dating back to 1923, the year our business was founded in Cleveland, Ohio. At June 30, 2010, business was conducted in the United States, Canada, Mexico and Puerto Rico from 455 facilities.

When reviewing the discussion and analysis set forth below, please note that the majority of SKUs we sell in any given year were not sold in the prior year, resulting in the inability to quantify certain commonly used comparative metrics analyzing sales, such as changes in product mix and volume.

Our fiscal 2010 sales came in at $1.89 billion, a decrease of $29.9 million or 1.6% compared to the prior year. Net sales from acquired businesses added $25.3 million to the current year. Our operating margin increased to 5.8% compared to the prior year's 3.8%. Gross margin increased slightly to 27.2% from 27.0% in the prior year. LIFO benefits recorded during the year totaled $23.5 million which provided an overall benefit in our gross profit percent of 1.2%. These benefits offset lower point-of-sale pricing as well as reduced supplier purchasing incentives. Our earnings per share was $1.54 versus $0.99 in fiscal year 2009, an increase of 55.6%. Fiscal year 2009 included a non-cash goodwill impairment charge which decreased earnings per share by $0.54.

Our consolidated balance sheet remains strong. Shareholders' equity is $555.0 million, up from $508.1 million at June 30, 2009. Working capital decreased $21.5 million from June 30, 2009 to $347.5 million at June 30, 2010 as all of our long-term debt is now classified as current. Our strong cash flow from operations led to an increase in cash of $148.1 million. Improved sales volume, particularly in the second half of the year, increased receivables by $47.6 million. Offsetting these increases in current assets was a decline of $81.4 million in inventory due to our inventory management program. Our current ratio remains strong at 2.3 to 1 versus 3.4 to 1 in fiscal year 2009.

Applied monitors several economic indices that have been key indicators for industrial economic activity. These include the Manufacturing Capacity Utilization ("MCU") index published by the Federal Reserve Board and the Manufacturing Index published by the Institute for Supply Management ("ISM"). Historically, our performance correlates well with the MCU, which measures productivity and calculates a ratio of actual manufacturing output versus potential full capacity output. When manufacturing plants are running at a high rate of capacity, they tend to wear out machinery and require replacement parts. Our sales tend to lag the MCU on the upswing by up to six months and move closer in alignment with the declines.

These indices showed an improving economy throughout our fiscal 2010, although their improvements have moderated somewhat during our fourth quarter. The MCU was 71.6 in June, up from its most recent trough of 65.2 in June of 2009. The ISM was 56.2 in June, down from its year-long high of 60.4 in April. Our sales per day run rate improved sequentially throughout the year with overall sales increasing 7.6% and 23.0% in the third and fourth quarters compared to the year ago quarters. We believe that the recovery of the U.S. industrial economy will continue but will settle into a slower pace of percentage growth for the second half of the calendar year.

YEAR ENDED JUNE 30, 2010 vs. 2009

Net sales in fiscal 2010 were $1.89 billion, which was 1.6% below the prior year. Net incremental sales from companies acquired in the prior year contributed approximately $25.3 million. Our same-store sales declined 2.9% for the full fiscal year. While our quarterly sales per day run rate compared to the prior year periods declined 19.5% and 11.2% for the first and second quarters, our sales per day run rate compared to the prior year periods increased in the third and fourth quarters by 7.6% and 23.0%, respectively. Currency translation increased fiscal year sales by approximately $11.7 million or 0.6%. In local currency, while our Canadian business was down 6.4% from overall fiscal 2009 levels, it improved in the fourth quarter by 9.5% versus the prior year quarter. Net sales from our Mexican operations were up 3.4% in local currency in fiscal 2010. The number of selling days in fiscal 2010 was the same as in fiscal 2009.

Within the Service Center Based Distribution segment, net sales decreased $60.5 million or 3.8% compared to fiscal year 2009, attributed to declines in our same-store business. Within the Fluid Power Businesses segment, net sales increased $30.5 million or 9.4%, including $23.1 million in incremental sales from acquisitions. Sales to customers in high-tech industries led the recovery in this segment.

The sales product mix for fiscal 2010 was 71.7% industrial products and 28.3% fluid power products compared to 74.0% industrial and 26.0% fluid power in the prior year. The shift in mix to fluid power products in fiscal 2010 was driven by incremental sales from the fiscal 2009 FPR acquisition and strong increases in sales to customers in high-tech industries.

At June 30, 2010, we had a total of 455 operating facilities in the U.S., Canada and Mexico versus 464 at June 30, 2009. The net reduction in operating facilities represents four new locations offset by the merger or closure of locations.

Our gross profit margin increased to 27.2% in fiscal 2010 from 27.0% in fiscal 2009. LIFO benefits recorded during the year totaled $23.5 million which provided an overall benefit in our gross profit percent of 1.2%. These benefits more than offset lower point-of-sale pricing and reduced supplier purchasing incentives.

The Company uses the LIFO method of valuing U.S. inventories. In fiscal 2010, we undertook an inventory management program which resulted in a significant decrease of inventory from the June 30, 2009 levels. The annual current cost reduction in U.S. bearings and drives products inventory was $101.4 million (previously estimated at $83.0 million per our quarterly report on Form 10-Q for the quarter ended March 31, 2010). These inventory reductions were targeted to reduce excess quantities of certain products within our system and therefore had no negative impact on customer service or order fulfillment.

Reductions in the levels of inventory purchases in the current year have resulted in significant reductions in supplier purchase incentives which flow through the income statement as inventory is sold to customers. This has negatively impacted gross profit margins. Reductions in our inventory levels have also resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The impact of these liquidations had a positive impact on our gross profit margins.

The LIFO benefit recorded in fiscal 2010 was $23.5 million which reduced our cost of goods sold and equated to $0.33 of earnings per share. The overall LIFO reserves were reduced by the same amounts. Due to the additional inventory reductions above our third quarter estimate, we generated actual fourth quarter LIFO benefits of $16.2 million. This was $13.7 million above our estimate at March 31, 2010. Total full year LIFO benefits of $23.5 million were recorded as follows: $0.7 million in the first quarter, $1.8 million in the second quarter, $4.8 million in the third quarter and $16.2 million in the fourth quarter.

If inventory levels had remained constant with the June 30, 2009 levels, instead of recording the benefit as described above, the Company would have recorded LIFO expense of $19.2 million in fiscal 2010. The overall impact of LIFO layer liquidations during the fiscal year resulted in an improvement in gross profit of $42.7 million. LIFO layer liquidations recorded for the prior fiscal year increased gross profit by $4.4 million.

Supplier purchasing incentives which flowed into the income statement as inventory was sold decreased $8.0 million from 2009. We expect the overall gross profit margin to be lower in fiscal 2011 as the LIFO benefit is not expected to recur at this level, and we anticipate supplier purchasing incentives may not recover to levels experienced in fiscal 2009 and prior.

Selling, distribution and administration expenses ("SD&A") consists of associate compensation, benefits and other expenses associated with selling, purchasing, warehousing, supply chain management, and providing marketing and distribution of the Company's products, as well as costs associated with a variety of administrative functions such as human resources, information technology, treasury, accounting, legal, and facility related expenses. SD&A decreased $5.2 million or 1.3% during fiscal 2010 compared to the prior year, and as a percent of sales remained flat at 21.4% in both years. Acquisitions added $6.9 million of SD&A compared to the prior year, including additional amortization expense of $1.4 million. Associate compensation and benefits, including amounts tied to financial performance, were down $2.7 million year-over-year, as company-wide reductions in workforce and deferral of replacements for normal associate attrition were largely offset by increases in variable compensation. Other SD&A costs were down $9.0 million (excluding the impact of additional SD&A from companies acquired and not included in the full prior period), primarily reflecting cost cutting measures, and lower bad debt and depreciation expenses, partially offset by unfavorable foreign currency translation of approximately $2.2 million.

Operating income increased 51.8% to $110.1 million during fiscal 2010 from $72.5 million during 2009. As a percent of sales, operating income increased to 5.8% in fiscal 2010 from 3.8% in 2009. The $37.6 million increase in operating income during fiscal 2010 primarily reflects the impact of a $36.6 million goodwill impairment charge recognized in fiscal 2009. The favorable impact of the LIFO benefits in fiscal 2010 offset lower point-of-sale pricing and lower supplier purchasing incentives. Operating income of both of our segments increased. Operating income as a percentage of sales for the Service Center Based Distribution segment increased to 5.0% in fiscal 2010 from 4.7% in fiscal 2009, reflecting the impact of reduced discretionary spending. The Fluid Power Businesses segment operating income increased to 7.5% in fiscal 2010 from 5.8% in fiscal 2009 due to improved sales volume largely to customers in the high-tech industries, cost reduction measures and lower bad debt expense in the current year.

Interest expense, net, increased $1.0 million during fiscal 2010 compared with the prior year. Lower interest rates on invested cash led to a reduction in interest income of approximately $0.8 million.

Other (income) expense, net, represents certain non-operating items of income and expense. This was $0.4 million of income in fiscal 2010 compared to expense of $2.3 million in fiscal 2009. The prior year included $1.7 million in unrealized losses on investments held by non-qualified deferred compensation trusts. The market value of these investments recovered somewhat this year resulting in a $1.0 million unrealized gain.

Income tax expense as a percentage of income before taxes was 37.2% for fiscal 2010 and 35.8% for 2009. The lower effective tax rate in fiscal 2009 was primarily due to the reversal of a valuation allowance. We expect our overall tax rate for fiscal 2011 to be in the range of 37.0% to 37.5%.

As a result of the factors addressed above, net income for fiscal 2010 increased $23.6 million or 55.9% from the prior year. Net income per share increased at a comparable rate.

The number of Company associates was 4,468 at June 30, 2010 and 4,729 at June 30, 2009. The net associate reduction year-over-year is attributable primarily to the economic slowdown and reflects the impact of company-wide reductions in workforce and deferral of replacements for normal associate attrition.

YEAR ENDED JUNE 30, 2009 vs. 2008

Net sales in fiscal 2009 were $1.9 billion or 8.0% below the prior year. Net sales from companies acquired since the prior year contributed approximately $160.6 million. Our same-store sales declined 14.6% due to the slowing industrial economy. Currency translation accounted for approximately $32.4 million of the decline or 1.5%. In local currency, our Canadian business was up 0.5% from fiscal 2008 levels. Net sales from our Mexican operations more than doubled to $50.6 million, driven primarily by newly acquired businesses. The number of selling days in fiscal 2009 was the same as in fiscal 2008.

Within the Service Center Based Distribution segment, net sales decreased $268.7 million or 14.4% compared to fiscal year 2008. Net sales from acquired businesses contributed $21.1 million, while our same-store sales declined $289.8 million or 15.5%. Within the Fluid Power Businesses segment, net sales increased $102.4 million or 45.7%. This increase was primarily due to our U.S. and Mexican acquisitions in this segment which added $139.5 million to net sales. Same-store sales declined in our Fluid Power Businesses segment by 16.6%.

The sales product mix for fiscal 2009 was 74.0% industrial products and 26.0% fluid power products compared to 80.0% industrial and 20.0% fluid power in the prior year. Acquisitions in fiscal 2009 were primarily in our Fluid Power Businesses segment, accounting for the shift in product mix.

At June 30, 2009, we had a total of 464 operating facilities in the U.S., Canada and Mexico versus 459 at June 30, 2008. The net increase in facilities reflected 20 new facilities from acquisitions and 2 newly opened locations, offset by 17 mergers/closures of locations during fiscal 2009.

Our gross profit margin declined to 27.0% in fiscal 2009 from 27.2% in fiscal 2008. LIFO inventory layer liquidations resulted in a $4.4 million positive impact during fiscal 2009, which helped offset a reduction in U.S. point-of-sale margin.

SD&A decreased $5.5 million or 1.3% during fiscal 2009 compared to 2008 and increased as a percent of sales to 21.4% in 2009 from 19.9% in 2008. Acquisitions added $44.0 million of SD&A compared to the prior year, including additional amortization expense of $8.1 million. Healthcare costs and severance expense increased $5.8 million. Associate compensation and benefits, including amounts tied to financial performance, were $38.5 million lower in 2009 versus 2008. During the latter half of fiscal 2009, we reduced staff and hours worked, resulting in an additional reduction of wage and benefit costs of $4.4 million. Foreign currency translation and reduced discretionary spending accounted for the majority of the remaining decrease.

During the fourth quarter of fiscal 2009, we performed an interim goodwill impairment test based on current and expected market conditions, including reduced operating results and a worsening economic outlook. As a result of this test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Accordingly, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.

Operating income decreased 52.6% to $72.5 million during fiscal 2009 from $152.8 million during 2008. As a percent of sales, operating income decreased to 3.8% in fiscal 2009 from 7.3% in 2008. The $80.3 million decrease in operating income during fiscal 2009 primarily reflected the impact of sales declining at a greater rate than SD&A expenses and the goodwill impairment charge of $36.6 million.

Operating income of both of our segments declined in fiscal 2009. Operating income as a percentage of sales for the Service Center Based Distribution segment declined from 6.7% in fiscal 2008 to 4.7% in fiscal 2009 and for the Fluid Power Businesses segment from 7.7% to 5.8%. Again, these changes reflected the impact of sales declining at a greater rate than SD&A expenses.

Interest expense, net, increased $3.5 million during fiscal 2009 compared with 2008. Lower invested cash balances and lower interest rates on invested cash led to a reduction in interest income of approximately $2.9 million. Interest expense increased $0.6 million due to higher average borrowings.

Other (income) expense, net, increased $2.0 million due primarily to fluctuations of $1.9 million in foreign currency transaction losses and $1.4 million in market value in investments held by deferred compensation trusts. These losses were partially offset by fluctuations of $1.2 million related to foreign currency gains on our cross-currency swap.

Income tax expense as a percentage of income before taxes was 35.8% for fiscal 2009 and 37.1% for 2008. The decrease in the effective tax rate was primarily due to the reversal of a valuation allowance as the related deferred tax asset was expected to be utilized. This reduction was partially offset by higher effective state and local tax rates and foreign income taxes.

As a result of the factors addressed above, net income for fiscal 2009 decreased $53.2 million or 55.7% from the prior year. Net income per share decreased 54.8% to $0.99 in fiscal 2009 from $2.19 in 2008.

The number of Company associates was 4,729 at June 30, 2009 and 4,831 at June 30, 2008. The acquisition of FPR added more than 400 associates in August 2008; the net decline year-over-year represented the impact of these additions offset by company-wide reductions in workforce. Additionally, during the latter half of fiscal 2009, we took measures to further reduce compensation costs including reducing scheduled work hours. The number of associates adjusted to reflect an equivalent full-time work status ("full-time equivalent") at June 30, 2009 was about 10% lower than the same measure at December 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Net cash flows from operations depend primarily upon generating operating income, controlling investment in inventories and receivables, and managing the timing of payments to suppliers.

We generated $184.3 million of cash from operating activities during fiscal 2010, $81.3 million during 2009 and $110.3 million during 2008. Cash provided by operating activities increased in fiscal 2010 primarily due to the inventory management program. Increases in sales volume increased our investment in receivables in the fourth quarter, but also increased associated payables and liabilities. Net cash used by investing activities was primarily used for capital expenditures in fiscal 2010, whereas it was primarily used for acquisitions in fiscal 2009 and 2008. Capital expenditures for all years presented consist primarily of information technology equipment and building improvements.

For fiscal 2011, our capital expenditures are expected to be in the $8.0 million to $9.5 million range, consisting primarily of additional information system technology equipment needed to maintain our current technology platform and infrastructure investments. We are reviewing additional investments in our information technology platforms, including examining the benefits and need for utilizing a commercial ERP package for the majority of our business to ensure our technology platforms continue to meet our needs into the future. Assuming capital expenditures at a level to maintain our current technology platforms, depreciation for fiscal 2011 is expected to be in the range of $11.0 million to $12.0 million.

Cash used in financing activities in fiscal 2010 was primarily due to the payment of $25.4 million in dividends, repayment of $5.0 million on our revolving credit facility and $3.9 million to purchase treasury shares.

In fiscal 2010, 2009 and 2008, we repurchased 159,900, 68,000 and 1.1 million shares of the Company's common stock, respectively, at an average price per share of $24.57, $17.80, and $29.02, respectively.

The following table shows the approximate value of the Company's contractual obligations and other commitments to make future payments as of June 30, 2010 (in thousands):

	Total	Period Less Than 1 yr	Period 1-3 yrs	Period 4-5 yrs	Period Over 5 yrs	Other
Operating leases	$ 84,600	$21,500	$35,900	$17,400	$ 9,800	
Interest payments on long-term debt	1,400	1,400				
Planned funding of postretirement obligations	58,700	1,900	2,000	6,600	48,200	
Unrecognized income tax benefit liabilities, including interest and penalties	2,400					$2,400
Long-term debt	75,000	75,000				
Total Contractual Cash Obligations	$222,100	$99,800	$37,900	$24,000	$58,000	$2,400

Purchase orders for inventory and other goods and services are not included in our estimates as we are unable to aggregate the amount of such purchase orders that represent enforceable and legally binding agreements specifying all significant terms. The previous table includes the gross liability for unrecognized income tax benefits including interest and penalties in the "Other" column as the Company is unable to make a reasonable estimate regarding the timing of cash settlements with the respective taxing authorities.

The Board of Directors has authorized the repurchase of shares of the Company's stock. These purchases may be made in open market and negotiated transactions, from time to time, depending upon market conditions. At June 30, 2010, we had authorization to purchase an additional 837,200 shares.

Capital resources are obtained from income retained in the business, borrowings under the Company's credit facilities, and operating lease arrangements.

See the Debt note to the consolidated financial statements for details regarding outstanding debt as of June 30, 2010 and 2009. The average borrowings totaled $76.1 million during fiscal 2010 and $105.0 million during fiscal 2009. The Company has a five-year committed revolving credit agreement which expires in June 2012. This agreement provides for unsecured borrowings of up to $150.0 million. We have $50.0 million of borrowings outstanding under this facility at June 30, 2010, all of which is classified as current, as it is our intention to repay it in fiscal 2011. It is the Company's intention to maintain a balance of at least $50.0 million outstanding on the revolving credit facility, utilizing the one-month LIBOR borrowing option through September 19, 2010 per the terms of the interest rate swap agreement described in the Risk Management Activities note to the consolidated financial statements. Unused lines under this facility, net of outstanding letters of credit, total $93.9 million and are available to fund future acquisitions or other capital and operating requirements. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank's cost of funds. We also have an uncommitted long-term financing shelf facility which expires in February 2013, which enables us to borrow up to $100.0 million with terms of up to fifteen years. We had no outstanding borrowings under this facility at June 30, 2010.

The weighted-average interest rate on borrowings under our debt agreements, including the effects of interest rate swaps, was 5.8%, 4.4%, and 8.4% in fiscal 2010, 2009 and 2008, respectively. The increase in the weighted-average interest rate primarily reflects the impact of lower amounts outstanding on the revolving credit agreement.

We manage interest rate risk through the use of a combination of fixed-rate long-term debt, variable-rate borrowings under a committed revolving credit agreement and interest rate swaps. At June 30, 2010, we had $50.0 million of variable rate debt outstanding which was effectively converted to fixed-rate debt under the terms of an interest rate swap agreement. The Company's private placement debt has been converted from fixed-rate U.S. dollar denominated debt to fixed-rate Canadian dollar denominated debt through the use of a cross-currency swap. As such, consolidated interest expense was affected by changes in the exchange rates of U.S. and Canadian dollars. See the Risk Management Activities note to the consolidated financial statements for additional discussion on our derivative activities.

The Company's working capital at June 30, 2010 was $347.5 compared to $369.0 million at June 30, 2009. The current ratio was 2.3 to 1 at June 30, 2010 and 3.4 to 1 at June 30, 2009.

The revolving credit facility, private placement debt and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2010, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2010, the Company was in compliance with all covenants and expects to remain in compliance during the terms of the agreements.

Management expects that our existing cash, cash equivalents, funds available under the revolving credit facility, cash provided from operations, and the use of operating leases will be sufficient to finance normal working capital needs, payment of dividends, acquisitions, investments in properties, facilities and equipment, and the purchase of additional Company common stock. Management also believes that additional long-term debt and line of credit financing could be obtained based on the Company's credit standing and financial strength, however at higher rates than the Company is currently paying.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make judgments, assumptions and estimates at a specific point in time that affect the amounts reported in the consolidated financial statements and disclosed in the accompanying notes. Note 1 to the consolidated financial statements describes the significant accounting policies and methods used in preparation of the consolidated financial statements. Estimates are used for, but not limited to, determining the net carrying value of trade accounts receivable, inventories, recording self-insurance liabilities and other accrued liabilities. Actual results could differ from these estimates. The following critical accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the consolidated financial statements.

LIFO Inventory Valuation and Methodology

Inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method for U.S. inventories, and the average cost method for foreign inventories. We adopted the link chain dollar value LIFO method for accounting for U.S. inventories in fiscal 1974. Approximately half of our domestic inventory dollars relate to LIFO layers added in the 1970s. The excess of current cost over LIFO cost is $143.2 million as reflected in our consolidated balance sheet at June 30, 2010. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year. See the Inventories note to the consolidated financial statements for further information.

Allowances for Slow-Moving and Obsolete Inventories

We evaluate the recoverability of our slow-moving or obsolete inventories at least quarterly. We estimate the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory, as well as assumptions regarding future demand. Our ability to recover our cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Most of the products we hold in inventory have long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

Allowances for Doubtful Accounts

We evaluate the collectibility of trade accounts receivable based on a combination of factors. Initially, we estimate an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of certain customers and industries estimated to be a greater credit risk, trends within the entire customer pool and changes in the overall aging of accounts receivable. While we have a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which we operate could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts. Accounts are written off against the allowance when it becomes evident collection will not occur.

As of June 30, 2010 and 2009, our allowance for doubtful accounts was 2.5% and 3.1% of gross receivables, respectively. Our provision for losses on accounts receivable was $2.5 million, $4.5 million and $2.6 million in fiscal 2010, 2009 and 2008, respectively.

Goodwill and Intangibles

Goodwill is recognized as the amount by which the cost of an acquired entity exceeds the net amount assigned to assets acquired and liabilities assumed. As part of acquisition accounting, we also recognize acquired intangible assets such as customer relationships, vendor relationships, trade names, and non-competition agreements apart from goodwill. Intangibles are evaluated for impairment when changes in conditions indicate carrying value may not be recoverable. We evaluate goodwill for impairment at least annually. This evaluation requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of our business, and determination of an appropriate discount rate. While we use available information to prepare the estimates and evaluations, actual results could differ significantly. For example, a worsening of economic conditions beyond those assumed in an impairment analysis could impact the estimates of future growth and result in an impairment charge in a future period. Any resulting impairment charge could be viewed as having a material adverse impact on our financial condition and results of operations.

As of June 30, 2010, all goodwill remaining on our consolidated financial statements is related to the Service Center Based Distribution segment. We believe the fair value of this segment is well in excess of its carrying value.

Over the course of our second, third and fourth quarters of fiscal 2009, the U.S. and global economy was increasingly and severely affected by dramatic deterioration in financial institutions and markets and their corresponding impact on the U.S. and global economies, industrial production and customer demand. As the business and industrial economies steadily worsened throughout our second, third and fourth quarters of fiscal 2009, we made revisions to our internal operating plans and financial forecasts. As we experienced an acceleration in the rate of decline in our sales throughout this period, we took actions to reduce operating costs including reductions in our workforce during our fiscal 2009 third and fourth quarters. With each quarter we gained a better understanding of the full impact of the unfolding financial crisis on our business, including FPR which was acquired on August 29, 2008, and revised our outlook accordingly.

During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test since our then current operating results and expected future market conditions had deteriorated from when we performed our annual goodwill impairment testing during our fiscal 2009 third quarter. We utilized information from our annual financial planning process completed in the fiscal 2009 fourth quarter, reviewed external economic forecasts published in the fiscal 2009 fourth quarter, considered continuing declines in key economic indices that correlate with our business, and considered the continuing declines in sales and operating results experienced in the fiscal 2009 third and fourth quarters compared to our previous forecasts and projections. We deemed the business climate to have dramatically changed and adjusted our longer term outlook for recovery of operating results to reflect our belief it would take longer and be more gradual than initially forecast.

As a result of this fiscal 2009 fourth quarter test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009 (previously during the annual impairment testing during our fiscal 2009 third quarter we concluded that there was no goodwill impairment). Virtually all of the goodwill in the Fluid Power Businesses segment related to the FPR acquisition in August 2008.

Actual sales and cash flow operating results for the FPR companies deteriorated throughout fiscal 2009. Sales for the second, third and fourth quarters of fiscal 2009 were 18%, 38% and 44%, respectively, below what was originally projected from the acquisition date. Cash flow operating results for the second, third and fourth quarters of fiscal 2009 were 24%, 78% and 82%, respectively, below what was originally projected from the acquisition date. The FPR fiscal 2009 fourth quarter sales and cash flow operating results were also 28% and 77%, respectively, below what we had forecasted for that quarter as part of our annual impairment testing performed in our fiscal 2009 third quarter.

These continued declines in our operations factored into our decisions to revise downward our Fluid Power Businesses internal financial forecast during our fiscal 2009 fourth quarter as compared to the forecast developed in our third quarter (as part of our annual impairment test).

The end result of the Fluid Power Businesses internal financial forecasts developed in our fiscal 2009 third quarter showed a return to operating results at levels consistent with those achieved prior to the economic downturn within a four-year time frame whereas the forecasts developed in our fiscal 2009 fourth quarter did not have this occurring until after a five-year time frame. The changes made in our forecasts from our fiscal 2009 third to our fiscal fourth quarters were due to continuing declines in our operations and expectations for future overall financial recovery and had a significant negative impact on our calculated estimate of fair value.

For our annual impairment test performed in our fiscal 2009 third quarter, our Fluid Power Businesses estimate of fair value exceeded their carrying value and therefore no impairment charge was needed. During our fiscal 2009 fourth quarter, our interim impairment testing showed that the Fluid Power Businesses revised estimate of fair value was no longer in excess of their carrying value.

Therefore, in accordance with ASC 350, Intangibles – Goodwill and Other, the Company recognized an impairment charge of $36.6 million for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23.0 million and earnings per share by $0.54.

In addition, the Company performed an impairment analysis of its intangible assets in the fourth quarter of fiscal 2009 and noted no further impairment.

Self-Insurance Liabilities

We maintain business insurance programs with significant self-insured retention covering workers' compensation, business, automobile, general product liability and other claims. We accrue estimated losses using actuarial calculations, models and assumptions based on historical loss experience. We maintain a self-insured health benefits plan, which provides medical benefits to employees electing coverage. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. Although management believes that the estimated liabilities for self-insurance are adequate, the estimates described above may not be indicative of current and future losses. In addition, the actuarial calculations used to estimate self-insurance liabilities are based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Pension and Other Postemployment Benefit Plans

The measurement of liabilities related to pension plans and other post-employment benefit plans is based on management's assumptions related to future events including interest rates, return on pension plan assets, rate of compensation increases, and healthcare cost trend rates. We evaluate these assumptions and adjust them as necessary. Changes to these assumptions could result in a material change to the Company's pension obligation causing a related increase or decrease in reported net operating results in the period of change in the estimate. A 1% point change would have the following effects:

	One-Percentage Point	
Effect of change in:	Increase	Decrease
Discount rate on liability	$ (2,878)	$ 3,382
Discount rate on expense	(137)	156
Salary scale on liability	1,500	(1,400)
Salary scale on expense	283	(258)

A 1% change in the return on assets is not material since most of the plans are non-qualified and unfunded.

Income Taxes

As of June 30, 2010, the Company had recognized $54.1 million of net deferred tax assets. This includes a $1.0 million valuation allowance recorded related to limitations in the deductibility of certain expenses. Management believes that sufficient income will be earned in the future to realize its deferred income tax assets. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory tax rates and future taxable income levels.

OTHER MATTERS

We have acquired other distributors in two of the past three fiscal years. On August 29, 2008, Applied completed the acquisition of certain assets of FPR for a purchase price of $166.9 million. Also in fiscal 2009, we acquired an industrial distributor for $5.5 million. In fiscal 2008, we acquired two distributors of industrial and fluid power products based in Mexico for a combined purchase price of $28.7 million.

Results of operations of acquisitions are included in the accompanying consolidated financial statements from their respective acquisition dates. Pro forma disclosures related to the FPR acquisition are included in the Business Combinations note to the consolidated financial statements. The results of operations for the other acquisitions are not material for all years presented.

CAUTIONARY STATEMENT UNDER PRIVATE SECURITIES LITIGATION REFORM ACT

This Annual Report to Shareholders, including Management's Discussion and Analysis, contains statements that are forward-looking based on management's current expectations about the future. Forward-looking statements are often identified by qualifiers, such as "guidance," "expect," "believe," "plan," "intend," "will," "should," "could," "would," "anticipate," "estimate," "forecast," "may," and derivative or similar words or expressions. Similarly, descriptions of objectives, strategies, plans, or goals are also forward-looking statements. These statements may discuss, among other things, expected growth, future sales, future cash flows, future capital expenditures, future performance, and the anticipation and expectations of the Company and its management as to future occurrences and trends. The Company intends that the forward-looking statements be subject to the safe harbors established in the Private Securities Litigation Reform Act of 1995 and by the Securities and Exchange Commission in its rules, regulations and releases.

Readers are cautioned not to place undue reliance on any forward-looking statements. All forward-looking statements are based on current expectations regarding important risk factors, many of which are outside the Company's control. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of those statements should not be regarded as a representation by the Company or any other person that the results expressed in the statements will be achieved. In addition, the Company assumes no obligation publicly to update or revise any forward-looking statements, whether because of new information or events, or otherwise, except as may be required by law.

Important risk factors include, but are not limited to, the following: risks relating to the operations levels of our customers and the economic factors that affect them; the impact of economic conditions on the collectability of trade receivables; reduced demand for our products in targeted markets due to reasons including consolidation in customer industries and the transfer of manufacturing capacity to foreign countries; changes in customer preferences for products and services of the nature and brands sold by us; changes in customer procurement policies and practices; changes in the prices for products and services relative to the cost of providing them; loss of key supplier authorizations, lack of product availability, or changes in supplier distribution programs; the potential for product shortages if suppliers are unable to fulfill in a timely manner increased demand in the economic recovery; competitive pressures; the cost of products and energy and other operating costs; our reliance on information systems; our ability to retain and attract qualified sales and customer service personnel; our ability to identify and complete acquisitions, integrate them effectively, and realize their anticipated benefits; disruption of operations at our headquarters or distribution centers; risks and uncertainties associated with our foreign operations, including volatile economic conditions, political instability, cultural and legal differences, and currency exchange fluctuations; risks related to legal proceedings to which we are a party; the variability and timing of new business opportunities including acquisitions, alliances, customer relationships, and supplier authorizations; the incurrence of debt and contingent liabilities in connection with acquisitions; our ability to access capital markets as needed on reasonable terms; the potential for goodwill and intangible asset impairment; changes in accounting policies and practices; organizational changes within the Company; the volatility of our stock price and the resulting impact on our consolidated financial statements; adverse regulation and legislation, including potential changes in tax regulations (e.g., those affecting the use of the LIFO inventory accounting method and the taxation of foreign-sourced income); and the occurrence of extraordinary events (including prolonged labor disputes, natural events and acts of God, terrorist acts, fires, floods, and accidents). Other factors and unanticipated events could also adversely affect our business, financial condition or results of operations. We discuss certain of these matters more fully throughout our "Management's Discussion and Analysis" as well as other of our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended June 30, 2010.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has evaluated its exposure to various market risk factors, including its primary market risk exposures through the effects of changes in exchange rates and changes in interest rates. We occasionally utilize derivative instruments as part of our overall financial risk management policy, but do not use derivative instruments for speculative or trading purposes. A summary of our primary market risk exposures follows.

Interest Rate Risk

The Company manages interest rate risk through the use of a combination of fixed rate long-term debt, variable rate borrowings under its committed revolving credit facility and interest rate swaps. At June 30, 2010, the Company had $50.0 million outstanding in variable rate borrowings under its committed revolving credit facility. In conjunction with this facility, on September 19, 2008, the Company entered into a two-year interest rate swap agreement to effectively convert $50.0 million of variable-rate debt to fixed-rate debt at a fixed rate of 3.3%. In the current borrowing environment, we believe any borrowings beyond the amounts available under the revolving credit facility would carry interest rates higher than our current borrowing rates under that facility.

The Company also had $25.0 million of debt outstanding at fixed interest rates at June 30, 2010, which is scheduled for repayment in November 2010.

Foreign Currency Rate Risk

Since we operate throughout North America and 13.2% of our fiscal year 2010 net sales were generated outside the United States, foreign currency exchange rates can impact our financial position, results of operations and competitive position. The financial statements of foreign subsidiaries are translated into their U.S. dollar equivalents at end-of-period exchange rates for assets and liabilities, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive loss in consolidated shareholders' equity. Transaction gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in the consolidated statements of income as a component of other (income) expense, net.

The Company mitigates its foreign currency exposure from the Canadian dollar through the use of cross-currency swap agreements as well as foreign-currency denominated debt. Hedging of the U.S. dollar denominated debt, used to fund a substantial portion of the Company's net investment in its Canadian operations, is accomplished through the use of cross-currency swaps. Any gain or loss on the hedging instrument offsets the gain or loss on the underlying debt. Translation exposures with regard to our Mexican businesses are not hedged.

The Canadian and Mexican foreign exchange rates to the U.S. dollar increased by approximately 5% and 2%, respectively, since the beginning of the fiscal year. In the twelve months ended June 30, 2010, we experienced foreign currency translation gains, totaling $3.0 million, net of income tax, which were included in accumulated other comprehensive loss. We utilize a sensitivity analysis to measure the potential impact on earnings based on a hypothetical 10% change in foreign currency rates. A 10% strengthening from the levels at June 30, 2010 of the U.S. dollar relative to foreign currencies that affect the Company would have resulted in a $1.0 million decrease in net income for the year ended June 30, 2010. A 10% weakening from the levels at June 30, 2010 of the U.S. dollar would have resulted in a $0.9 million increase in net income for the year ended June 30, 2010.

STATEMENTS OF CONSOLIDATED INCOME

(In thousands, except per share amounts)

Year Ended June 30,	2010	2009	2008
Net Sales	**$ 1,893,208**	$ 1,923,148	$ 2,089,456
Cost of Sales	**1,377,486**	1,403,138	1,520,173
	515,722	520,010	569,283
Selling, Distribution and Administrative, including depreciation	**405,672**	410,912	416,459
Goodwill Impairment		36,605	
Operating Income	**110,050**	72,493	152,824
Interest Expense	**5,738**	5,523	4,939
Interest Income	**(280)**	(1,099)	(4,057)
Other (Income) Expense, net	**(425)**	2,255	227
	5,033	6,679	1,109
Income Before Income Taxes	**105,017**	65,814	151,715
Income Tax Expense	**39,114**	23,554	56,259
Net Income	**$ 65,903**	$ 42,260	$ 95,456
Net Income Per Share - Basic	**$ 1.56**	$ 1.00	$ 2.23
Net Income Per Share - Diluted	**$ 1.54**	$ 0.99	$ 2.19

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(In thousands)

June 30,	**2010**	2009
Assets		
Current assets		
Cash and cash equivalents	**$ 175,777**	$ 27,642
Accounts receivable, less allowances of $6,379 and $6,464	**246,402**	198,792
Inventories	**173,253**	254,690
Other current assets	**23,428**	44,470
Total current assets	**618,860**	525,594
Property - at cost		
Land	**10,569**	10,577
Buildings	**73,099**	72,481
Equipment	**113,593**	110,951
Total Property - at cost	**197,261**	194,009
Less accumulated depreciation	**138,790**	131,274
Property - net	**58,471**	62,735
Intangibles, net	**85,916**	95,832
Goodwill	**63,405**	63,108
Deferred tax assets	**48,493**	46,650
Other assets	**16,375**	15,409
Total Assets	**$ 891,520**	$ 809,328
Liabilities		
Current liabilities		
Accounts payable	**$ 94,529**	$ 80,655
Short-term debt	**75,000**	5,000
Compensation and related benefits	**50,107**	34,695
Other current liabilities	**51,696**	36,206
Total current liabilities	**271,332**	156,556
Long-term debt		75,000
Postemployment benefits	**48,560**	43,186
Other liabilities	**16,589**	26,484
Total Liabilities	**336,481**	301,226
Shareholders' Equity		
Preferred stock - no par value; 2,500 shares authorized; none issued or outstanding		
Common stock - no par value; 80,000 shares authorized; 54,213 shares issued	**10,000**	10,000
Additional paid-in capital	**143,185**	136,895
Income retained for use in the business	**601,370**	560,574
Treasury shares - at cost (11,837 and 11,929 shares)	**(193,468)**	(191,518)
Accumulated other comprehensive loss	**(6,048)**	(7,849)
Total Shareholders' Equity	**555,039**	508,102
Total Liabilities and Shareholders' Equity	**$ 891,520**	$ 809,328

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In thousands)

Year Ended June 30,	2010	2009	2008
Cash Flows from Operating Activities			
Net income	**$ 65,903**	$ 42,260	$ 95,456
Adjustments to reconcile net income to net cash provided by operating activities:			
Goodwill impairment		36,605	
Deferred income taxes	**2,408**	(16,648)	(5,809)
Depreciation	**11,465**	12,736	12,776
Amortization of intangibles	**10,151**	9,655	1,663
Provision for losses on accounts receivable	**2,508**	4,540	2,595
Amortization of stock options and appreciation rights	**3,020**	3,702	2,999
Unrealized foreign exchange transaction losses	**(4)**	806	
Treasury shares contributed to employee benefit, deferred compensation and other share-based compensation plans	**2,361**	800	1,189
Gain on sale of property	**(198)**	(320)	(1,214)
Amortization of gain on interest rate swap terminations			(395)
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	**(48,578)**	63,929	8,306
Inventories	**83,497**	(20,581)	(1,484)
Other operating assets	**17,408**	6,858	(13,950)
Accounts payable	**13,566**	(38,124)	11,881
Other operating liabilities	**20,817**	(24,918)	(3,710)
Net Cash provided by Operating Activities	**184,324**	81,300	110,303
Cash Flows from Investing Activities			
Property purchases	**(7,216)**	(6,988)	(8,410)
Proceeds from property sales	**532**	757	1,372
Net cash paid for acquisition of businesses, net of cash acquired of $185 and $2,355 in 2009 and 2008, respectively	**(100)**	(172,199)	(22,105)
Other			2,304
Net Cash used in Investing Activities	**(6,784)**	(178,430)	(26,839)
Cash Flows from Financing Activities			
Net short-term (repayments) borrowings under revolving credit facility	**(5,000)**	5,000	
Borrowings under revolving credit facility classified as long-term		50,000	
Long-term debt repayment			(50,000)
Purchases of treasury shares	**(3,929)**	(1,210)	(33,224)
Dividends paid	**(25,416)**	(25,378)	(25,728)
Excess tax benefits from share-based compensation	**2,492**	802	3,761
Exercise of stock options and appreciation rights	**1,339**	408	1,664
Other		(1,120)	
Net Cash (used in) provided by Financing Activities	**(30,514)**	28,502	(103,527)
Effect of Exchange Rate Changes on Cash	**1,109**	(5,560)	2,228
Increase (decrease) in cash and cash equivalents	**148,135**	(74,188)	(17,835)
Cash and cash equivalents at beginning of year	**27,642**	101,830	119,665
Cash and Cash Equivalents at End of Year	**$ 175,777**	$ 27,642	$ 101,830
Supplemental Cash Flow Information			
Cash paid during the year for:			
Income taxes	**$ 31,179**	$ 43,081	$ 60,049
Interest	**5,195**	5,265	4,763

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY

(In thousands, except per share amounts) For the Years Ended June 30, 2010, 2009 and 2008	Shares of Common Stock Outstanding	Common Stock	Additional Paid-in Capital	Income Retained for Use in the Business	Treasury Shares-at Cost	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
Balance at July 1, 2007	43,116	$ 10,000	$ 127,569	$ 473,899	$ (159,803)	$ (682)	$ 450,983
Net income				95,456			95,456
Unrealized gain on cash flow hedge, net of income tax of $414						645	645
Unrealized gain on investment securities available for sale, net of income tax of $50						82	82
Reclassification of pension and postemployment expense into income, net of income tax of $611						998	998
Pension and postemployment adjustment, net of income tax of $(318)						(520)	(520)
Foreign currency translation adjustment, net of income tax of $912						5,726	5,726
Total comprehensive income							**102,387**
Cash dividends - $0.60 per share				(25,728)			(25,728)
Purchases of common stock for treasury	(1,145)				(33,224)		(33,224)
Treasury shares issued for:							
Exercise of stock options and appreciation rights	315		1,800		2,330		4,130
Deferred compensation plans	26		410		402		812
Compensation expense - stock options and appreciation rights			2,999				2,999
Amortization of restricted common stock compensation			377				377
Other	(22)		(77)	65	(649)		(661)
Balance at June 30, 2008	42,290	10,000	133,078	543,692	(190,944)	6,249	502,075
Net income				42,260			42,260
Unrealized loss on cash flow hedges, net of income tax of $(457)						(569)	(569)
Reclassification of interest expense into income, net of income tax of $264						437	437
Unrealized loss on investment securities available for sale, net of income tax of $(105)						(177)	(177)
Reclassification of pension and postemployment expense into income, net of income tax of $691						1,127	1,127
Pension and postemployment adjustment, net of income tax of $(1,154)						(1,883)	(1,883)
Foreign currency translation adjustment, net of income tax of $(3,793)						(13,033)	(13,033)
Total comprehensive income							**28,162**
Cash dividends - $0.60 per share				(25,378)			(25,378)
Purchases of common stock for treasury	(68)				(1,210)		(1,210)
Treasury shares issued for:							
Exercise of stock options and appreciation rights	73		47		1,007		1,054
Deferred compensation plans	18		110		300		410
Compensation expense - stock options and appreciation rights			3,701				3,701
Amortization of restricted common stock compensation			391				391
Other	(29)		(432)		(671)		(1,103)
Balance at June 30, 2009	42,284	10,000	136,895	560,574	(191,518)	(7,849)	508,102
Net income				65,903			65,903
Unrealized loss on cash flow hedges, net of income tax of $(365)						(738)	(738)
Reclassification of interest expense into income, net of income tax of $535						873	873
Unrealized loss on investment securities available for sale, net of income tax of $(19)						(27)	(27)
Reclassification of pension and postemployment expense into income, net of income tax of $677						1,104	1,104
Pension and postemployment adjustment, net of income tax of $(1,467)						(2,393)	(2,393)
Foreign currency translation adjustment, net of income tax of $(32)						2,982	2,982
Total comprehensive income							**67,704**
Cash dividends - $0.60 per share				(25,416)			(25,416)
Purchases of common stock for treasury	(160)				(3,929)		(3,929)
Treasury shares issued for:							
Exercise of stock options and appreciation rights	214		1,499		1,372		2,871
Deferred compensation plans	11		68		187		255
Compensation expense - stock options and appreciation rights			3,020				3,020
Amortization of other share-based compensation			2,106				2,106
Other	27		(403)	309	420		326
Balance at June 30, 2010	**42,376**	**$ 10,000**	**$ 143,185**	**$ 601,370**	**$ (193,468)**	**$ (6,048)**	**$ 555,039**

See notes to consolidated financial statements.

(In thousands, except per share amounts)

NOTE 1: BUSINESS AND ACCOUNTING POLICIES

Business

Applied Industrial Technologies, Inc. and subsidiaries (the "Company" or "Applied") is one of North America's largest industrial distributors serving Maintenance Repair Operations ("MRO"), Original Equipment Manufacturing ("OEM") and Government markets in a wide range of industries. Industrial products include bearings, power transmission components, fluid power components and systems, industrial rubber products, linear motion components, tools, safety products, general maintenance, and a variety of mill supply products. Fluid power products include hydraulic, pneumatic, lubrication, and filtration components and systems. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training plus solutions to meet inventory and storeroom management needs that help provide enhanced value to its customers. Although the Company does not generally manufacture the products it sells, it does assemble and repair certain products and systems.

Consolidation

The consolidated financial statements include the accounts of Applied Industrial Technologies, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The financial results of the Company's Canadian and Mexican subsidiaries are included in the consolidated financial statements for the twelve months ended May 31.

Foreign Currency

The financial statements of the Company's Canadian and Mexican subsidiaries are measured using local currencies as their functional currencies. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average exchange rates. Translation gains and losses are included as components of accumulated other comprehensive (loss) income in consolidated shareholders' equity. Gains and losses resulting from transactions denominated in foreign currencies are included in the statements of consolidated income as a component of other (income) expense, net.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from the estimates and assumptions used in preparing the consolidated financial statements.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are carried at cost, which approximates fair value.

Marketable Securities

The primary marketable security investments of the Company include money market and mutual funds held in a rabbi trust for a non-qualified compensation plan. These are included in other assets in the consolidated balance sheets, are classified as trading securities, and reported at fair value, based on quoted market prices. Unrealized gains and losses are recorded in other (income) expense, net in the statements of consolidated income and reflect changes in the fair value of the investments during the period.

Concentration of Credit Risk

The Company has a broad customer base representing many diverse industries across North America. As such, the Company does not believe that a significant concentration of credit risk exists in its accounts receivable.

The Company's cash and cash equivalents include deposits with commercial banks and investments in money market funds. While Applied monitors the creditworthiness of these commercial banks and institutions, a crisis in the U.S., Canadian or Mexican financial systems could limit access to funds and/or result in the loss of principal. The terms of these deposits and investments provide that all monies are available to the Company upon demand.

Allowances for Doubtful Accounts

The Company evaluates the collectibility of trade accounts receivable based on a combination of factors. Initially, the Company estimates an allowance for doubtful accounts as a percentage of net sales based on historical bad debt experience. This initial estimate is adjusted based on recent trends of customers and industries estimated to be greater credit risks, trends within the entire customer pool and changes in the overall aging of accounts receivable. Accounts are written off against the allowance when it becomes evident collection will not occur. While the Company has a large customer base that is geographically dispersed, a general economic downturn in any of the industry segments in which the Company operates could result in higher than expected defaults, and therefore, the need to revise estimates for bad debts.

Inventories

Inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method for U.S. inventories and the average cost method for foreign inventories. The Company adopted the link chain dollar value LIFO method of accounting for U.S. inventories in fiscal 1974. At June 30, 2010, approximately half of the Company's domestic inventory dollars relate to LIFO layers added in the 1970s. The Company maintains five LIFO pools based on the following product groupings: bearings, power transmission products, rubber products, fluid power products and other products. LIFO layers and/or liquidations are determined consistently year-to-year.

The Company evaluates the recoverability of its slow moving or obsolete inventories at least quarterly. The Company estimates the recoverable cost of such inventory by product type while considering factors such as its age, historic and current demand trends, the physical condition of the inventory as well as assumptions regarding future demand. The Company's ability to recover its cost for slow moving or obsolete inventory can be affected by such factors as general market conditions, future customer demand and relationships with suppliers. Historically, the Company's inventories have demonstrated long shelf lives, are not highly susceptible to obsolescence and are eligible for return under various supplier return programs.

Supplier Purchasing Programs

The Company enters into agreements with certain suppliers providing for inventory purchase incentives. The Company's inventory purchase incentive arrangements are unique to each supplier and are generally annual programs ending at either the Company's fiscal year end or the supplier's year end. Incentives are received in the form of cash or credits against purchases upon attainment of specified purchase volumes and are received monthly, quarterly or annually. The incentives are generally a specified percentage of the Company's net purchases based upon achieving specific purchasing volume levels. These percentages can increase or decrease based on changes in the volume of purchases. The Company accrues for the receipt of these inventory purchase incentives based upon cumulative purchases of inventory. The percentage level utilized is based upon the estimated total volume of purchases expected during the life of the program. Each supplier program is analyzed, reviewed and reconciled each quarter as information becomes available to determine the appropriateness of the amount estimated to be received. Upon program completion, differences between estimates and actual incentives subsequently received have not been material. Benefits under these supplier purchasing programs are recognized under the Company's LIFO inventory accounting method as a reduction of cost of sales when the inventories representing these purchases are recorded as cost of sales. Accrued incentives expected to be settled as a credit against purchases are reported on the consolidated balance sheet as an offset to amounts due to the related supplier.

Property and Depreciation

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets and is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Buildings, building improvements and leasehold improvements are depreciated over ten to thirty years or the life of the lease if a shorter period, and equipment is depreciated over three to eight years. The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate that the recorded value cannot be recovered from undiscounted future cash flows. Impairment losses, if any, would be measured based upon the difference between the carrying amount and the fair value of the assets.

Goodwill and Intangible Assets

Goodwill is recognized as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is not amortized. Goodwill is reviewed for impairment annually as of January 1 or whenever changes in conditions indicate an evaluation should be completed. These conditions could include a significant change in the business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. The Company utilizes discounted cash flow models and market multiples for comparable businesses to determine the fair value of reporting units. Evaluating impairment requires significant judgment by management, including estimated future operating results, estimated future cash flows, the long-term rate of growth of the business, and determination of an appropriate discount rate. While the Company uses available information to prepare the estimates and evaluations, actual results could differ significantly.

The Company recognizes acquired intangible assets such as customer relationships, trade names, vendor relationships, and non-competition agreements apart from goodwill. Customer relationship intangibles are amortized using the sum-of-the-years-digits method over estimated useful lives consistent with assumptions used in the determination of their value. Amortization of all other intangible assets is computed using the straight-line method over the estimated period of benefit. Amortization of intangible assets is included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. The weighted-average amortization period for intangible assets as of June 30, 2010 was 18 years for customer relationships, 14 years for vendor relationships, 14 years for trade names, and 6 years for non-competition agreements. Intangible assets are reviewed for impairment when changes in conditions indicate carrying value may not be recoverable.

Self-Insurance Liabilities

The Company maintains business insurance programs with significant self-insured retention covering workers' compensation, business, automobile, general product liability and other claims. The Company accrues estimated losses including those incurred but not reported using actuarial calculations, models and assumptions based on historical loss experience. The Company maintains a self-insured health benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience, adjusted as necessary based upon management's reasoned judgment.

Revenue Recognition

Sales are recognized when the sales price is fixed, collectibility is reasonably assured and the product's title and risk of loss is transferred to the customer. Typically, these conditions are met when the product is shipped to the customer. The Company charges shipping and handling fees when products are shipped or delivered to a customer, and includes such amounts in net sales. The Company reports its sales net of actual sales returns and the amount of reserves established for anticipated sales returns based on historical rates. Sales tax collected from customers is excluded from net sales in the accompanying statements of consolidated income.

(In thousands, except per share amounts)

Shipping and Handling Costs

The Company records freight payments to third parties in cost of sales and internal delivery costs in selling, distribution and administrative expenses in the accompanying statements of consolidated income. Internal delivery costs in selling, distribution and administrative expenses were approximately $14,400, $15,400 and $17,000 for the fiscal years ended June 30, 2010, 2009 and 2008, respectively.

Income Taxes

Income taxes are determined based upon income and expenses recorded for financial reporting purposes. Deferred income taxes are recorded for estimated future tax effects of differences between the bases of assets and liabilities for financial reporting and income tax purposes, giving consideration to enacted tax laws. Uncertain tax positions meeting a more-likely-than-not recognition threshold are recognized in accordance with the Income Taxes topic of the Accounting Standards Codification ("ASC").

Treasury Shares

Shares of common stock repurchased by the Company are recorded at cost as treasury shares and result in a reduction of shareholders' equity in the consolidated balance sheets. The Company uses the weighted-average cost method for determining the cost of shares reissued. The difference between the cost of the shares and the reissuance price is added to or deducted from additional paid-in capital.

NOTE 2: BUSINESS COMBINATIONS

Results of operations of acquired businesses are included in the accompanying consolidated financial statements from their respective acquisition dates based on the Company's consolidation policy.

Fluid Power Resource Acquisition

On August 29, 2008, Applied completed the acquisition of certain assets of Fluid Power Resource, LLC and the following fluid power distribution businesses: Bay Advanced Technologies, Carolina Fluid Components, DTS Fluid Power, Fluid Tech, Hughes HiTech, Hydro Air, and Power Systems (collectively "FPR"). Applied acquired certain assets and assumed certain specified liabilities of FPR for an aggregate cash purchase price of $166,000 (originally funded with existing cash balances and $104,000 of borrowings through the Company's committed revolving credit facility).

The acquired businesses included 19 locations and the associated assembled workforce. This acquisition is part of the Fluid Power Businesses segment whose base business is distributing fluid power components, assembling fluid power systems, performing equipment repair, and offering technical advice to customers. This acquisition increased the Company's capabilities in the following areas: fluid power system integration; manifold design, machining, and assembly; and the integration of hydraulics with electronics.

The excess of the purchase price over the estimated fair values was assigned to goodwill and is expected to be deductible for tax purposes. The goodwill was written off as part of an impairment charge in the fourth quarter of fiscal 2009.

The following table summarizes the fair values of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	$ 100
Accounts receivable	26,500
Inventories	28,700
Other current assets	300
Property, plant and equipment	4,900
Intangibles	86,000
Goodwill (subsequently written off as part of impairment charge in fourth quarter 2009)	34,000
Other assets	200
Total assets acquired	180,700
Accounts payable	10,600
Other accrued liabilities	3,200
Net assets acquired	$ 166,900

Purchase price	$ 166,000
Direct acquisition costs	900
Acquisition cost	$ 166,900

Total intangible assets acquired had original weighted-average useful lives of 17 years and included customer relationships of $51,900 (19-year weighted-average useful life), trade names of $22,000 (15-year weighted-average useful life), vendor relationships of $9,600 (15-year weighted-average useful life) and non-competition agreements of $2,500 (5-year weighted-average useful life).

The table below presents summarized unaudited pro forma results of operations as if FPR had been acquired effective at the beginning of the fiscal years ended June 30, 2009 and 2008, respectively. No pro forma results are presented for fiscal year 2010 as the results of the acquired company are included in the actual results.

(unaudited)	2009	2008
Net sales	$ 1,962,882	$ 2,336,336
Income before income taxes	66,357	155,857
Net income	42,601	98,049
Net income per share - diluted	$ 1.00	$ 2.25

Other Acquisitions

On December 5, 2008, the Company acquired certain assets of Cincinnati Transmission Company, an industrial distributor, for $5,535 (of which $4,700 was paid during the second quarter of fiscal 2009). Tangible assets acquired totaled $900 and intangibles, including goodwill, totaled $4,635 as of June 30, 2009 and are considered part of our Service Center Based Distribution segment.

In fiscal 2008, the Company acquired two distributors based in Mexico for a combined purchase price of $28,703. VYCMEX S.A. de C.V., a distributor of fluid power products, was acquired in December 2007 (included in our Fluid Power Businesses segment) and Suministros Industriales Enol, S.A. de C.V., an industrial products distributor, was acquired in May 2008 (included in our Service Center Based Distribution segment).

The Company acquired these distributors to complement and extend its business over a broader geographic area. The results of operations for these acquisitions are not material for any year presented.

NOTE 3: INVENTORIES

Inventories consist of the following:

June 30,	**2010**	2009
U.S. inventories at current cost	**$ 268,021**	$ 367,836
Foreign inventories at average cost	**48,403**	53,742
	316,424	421,578
Less: Excess of current cost over LIFO cost for U.S. inventories	**143,171**	166,888
Inventories on consolidated balance sheets	**$ 173,253**	$ 254,690

In fiscal 2010, the Company undertook an inventory management program which resulted in a significant decrease of certain U.S. inventories from the June 30, 2009 levels. These reductions resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. As a result, a LIFO benefit reduced cost of goods sold by $23,500 for the year ended June 30, 2010, equating to a $0.33 earnings per share benefit. The LIFO reserves were reduced by the same amounts. If inventory levels had remained constant with the June 30, 2009 levels, instead of recording this benefit, the Company would have recorded LIFO expense of $19,200 for the year ended June 30, 2010. Therefore, the overall impact of LIFO layer liquidations in fiscal 2010 increased gross profit by $42,700. LIFO layer liquidations also increased gross profit in fiscal year 2009 by $4,419 and 2008 by $626.

NOTE 4: GOODWILL AND INTANGIBLES

During the fourth quarter of fiscal 2009, the Company performed an interim goodwill impairment test since operating results and expected future market conditions had deteriorated from the annual goodwill impairment testing performed during the third quarter of fiscal 2009. The fair value of the Fluid Power Businesses segment was estimated based on discounted cash flows. The Company utilized information from the annual financial planning process completed in the fourth quarter of fiscal 2009, reviewed external economic forecasts published in the fourth quarter of fiscal 2009, considered continuing declines in key economic indices that correlate with the business, and considered the continuing declines in sales and operating results experienced in the third and fourth quarters of fiscal 2009 compared to previous forecasts and projections. The Company deemed the business climate to have dramatically changed and adjusted the longer term outlook for recovery of operating results to reflect management's belief that it would take longer and be more gradual than initially forecast. As a result of this interim test, the Company determined that all of the goodwill associated with the Fluid Power Businesses segment was impaired as of June 30, 2009. Virtually all of the goodwill in the Fluid Power Businesses segment related to the FPR acquisition in August 2008. Therefore, in accordance with the Intangibles – Goodwill and Other topic of the ASC, the Company recognized an impairment charge of $36,605 for goodwill in the fourth quarter of fiscal 2009, which decreased net income by $23,000 and earnings per share by $0.54. In addition, the Company performed an impairment analysis of its intangible assets and noted no further impairment.

(In thousands, except per share amounts)

The changes in the carrying amount of goodwill by reportable segment for the years ended June 30, 2010 and 2009 are as follows:

	Service Center Based Distribution Segment	Fluid Power Businesses Segment	Total
Balance at July 1, 2008	$ 61,447	$ 3,238	$ 64,685
Goodwill acquired during the year	2,382	34,000	36,382
Other, including currency translation	(721)	(633)	(1,354)
Goodwill impairment		(36,605)	(36,605)
Balance at June 30, 2009	63,108	0	63,108
Other, including currency translation	297		297
Balance at June 30, 2010	**$ 63,405**	**$ 0**	**$ 63,405**

At June 30, 2010, accumulated goodwill impairment losses subsequent to fiscal year 2002, totaled $36,605 and related to the Fluid Power Businesses Segment.

The Company's intangible assets resulting from business combinations are amortized over their estimated period of benefit and consist of the following:

June 30, 2010	**Amount**	**Accumulated Amortization**	**Net Book Value**
Customer relationships	**$ 65,324**	**$ 15,328**	**$ 49,996**
Trade names	**25,648**	**3,777**	**21,871**
Vendor relationships	**13,842**	**2,511**	**11,331**
Non-competition agreements	**4,394**	**1,676**	**2,718**
Total Intangibles	**$ 109,208**	**$ 23,292**	**$ 85,916**

June 30, 2009	Amount	Accumulated Amortization	Net Book Value
Customer relationships	$ 65,077	$ 8,693	$ 56,384
Trade names	25,576	1,879	23,697
Vendor relationships	13,750	1,442	12,308
Non-competition agreements	4,425	982	3,443
Total Intangibles	$ 108,828	$ 12,996	$ 95,832

Amounts include the impact of foreign currency translation. Fully amortized amounts are written off.

During fiscal 2009, the Company recorded intangible assets of $53,600 for customer relationships, $22,080 for trade names, $10,015 for vendor relationships, and $2,576 for non-competition agreements.

Amortization expense for intangible assets totaled $10,151, $9,655 and $1,663 in fiscal 2010, 2009 and 2008, respectively, and is included in selling, distribution and administrative expenses in the statements of consolidated income. Amortization expense based on the Company's intangible assets as of June 30, 2010 is estimated to be $9,900 for 2011, $9,300 for 2012, $8,800 for 2013, $7,600 for 2014 and $7,100 for 2015.

NOTE 5: DEBT

The Company's outstanding borrowings consist of:

June 30,	**2010**	2009
7.98% Private placement debt, due at maturity in November 2010	**$ 25,000**	$ 25,000
Revolving credit facility	**50,000**	55,000
Total outstanding debt	**75,000**	80,000
Less: Payable within one year	**75,000**	5,000
Long-term portion of outstanding debt	**$ 0**	$ 75,000

Based upon current market rates for debt of similar maturities, the Company's outstanding debt approximates fair value as of June 30, 2010 and 2009.

The Company has a revolving credit facility with a group of banks expiring in June 2012. This agreement provides for unsecured borrowings of up to $150,000. Fees on this facility range from 0.07% to 0.15% per year on the average amount of the total revolving credit commitments during the year. As of June 30, 2010, the Company had $50,000 outstanding on this revolving credit facility, which is classified as current as it is the Company's intention to repay it in fiscal 2011. Borrowings under this agreement carry variable interest rates tied to either LIBOR, prime, or the bank's cost of funds at the Company's discretion. At June 30, 2010, the weighted-average interest rate for the outstanding borrowings under this agreement along with the interest rate swap agreement was 3.3%. It is the Company's intention to maintain a balance of at least $50,000 outstanding utilizing the one-month LIBOR borrowing option through September 19, 2010, the date on which the related cash flow hedge ends (described in Note 6, "Risk Management Activities"). Unused lines under this facility, net of outstanding letters of credit of $6,104 to secure certain insurance obligations, totaled $93,896 at June 30, 2010 and are available to fund future acquisitions or other capital and operating requirements.

The Company has an agreement with Prudential Insurance Company for an uncommitted shelf facility that enables the Company to borrow up to $100,000 in additional long-term financing with terms of up to fifteen years. The agreement expires in February 2013. There were no borrowings under this agreement at June 30, 2010.

The revolving credit facility, private placement debt and uncommitted shelf facility contain restrictive covenants regarding liquidity, net worth, financial ratios, and other covenants. At June 30, 2010, the most restrictive of these covenants required that the Company have consolidated income before interest, taxes, depreciation and amortization at least equal to 300% of net interest expense. At June 30, 2010, the Company was in compliance with all covenants.

NOTE 6: RISK MANAGEMENT ACTIVITIES

The Company is exposed to market risks, primarily resulting from changes in currency exchange rates and interest rates. To manage these risks, the Company may enter into derivative transactions pursuant to the Company's written policy. Derivative instruments are recorded on the consolidated balance sheets at their fair value and changes in fair value are recorded each period in current earnings or comprehensive income. The Company does not hold or issue derivative financial instruments for trading purposes. The criteria for designating a derivative as a hedge includes the assessment of the instrument's effectiveness in risk reduction, matching of the derivative instrument to its underlying transaction, and the probability that the underlying transaction will occur.

Foreign Currency Exchange Rate Risk

In November 2000, the Company entered into two 10-year cross-currency swap agreements to manage its foreign currency risk exposure on private placement borrowings related to its wholly-owned Canadian subsidiary. The cross-currency swaps effectively convert $25,000 of debt, and the associated interest payments, from 7.98% fixed-rate U.S. dollar denominated debt to 7.75% fixed-rate Canadian dollar denominated debt. The terms of the two cross-currency swaps mirror the terms of the private placement borrowings. One of the cross-currency swaps with a notional amount of $20,000 is designated as a cash flow hedge. There was no ineffectiveness of this cross-currency swap during fiscal years 2010 and 2009. The unrealized losses on this swap are included in accumulated other comprehensive loss and the corresponding fair value is included in other current liabilities at June 30, 2010 and other liabilities at June 30, 2009 in the consolidated balance sheets.

The other cross-currency swap with a notional amount of $5,000 is not designated as a hedging instrument under the hedge accounting provisions. Accordingly, the Company records the fair value of this contract as of the end of its reporting period to its consolidated balance sheets with changes in fair value recorded in the Company's statements of consolidated income. The balance sheet classification for the fair value of this contract is other current liabilities at June 30, 2010 and other liabilities at June 30, 2009. The income statement classification for the fair value of this swap is to other (income) expense, net for both unrealized gains and losses.

Interest Rate Risk

Effective September 19, 2008, the Company entered into a two-year agreement for a $50,000 interest rate swap to effectively convert $50,000 of its variable-rate debt to fixed-rate debt at a fixed rate of 3.3%. This instrument has been designated as a cash flow hedge, the objective of which is to eliminate the variability of cash flows in interest payments attributable to changes in the benchmark one-month LIBOR interest rate. There was no ineffectiveness of this interest rate swap contract during fiscal years 2010 or 2009. The unrealized loss on this interest rate swap is included in accumulated other comprehensive loss and the corresponding fair value is included in other current liabilities as of June 30, 2010 and in other liabilities at June 30, 2009 in the consolidated balance sheets. Based upon market valuations at June 30, 2010, approximately $200 (net of tax) is expected to be reclassified into the statement of consolidated income over the next three months, as cash flow payments are made in accordance with the interest rate swap agreements.

The following table summarizes the fair value of derivative instruments as recorded in the consolidated balance sheets as of June 30:

	2010	**2009**
Derivatives designated as hedging instruments:		
Cross-currency swap	**$ 8,728**	**$ 6,689**
Interest rate swap	**316**	**1,381**
Total derivatives designated as hedging instruments	**9,044**	**8,070**
Derivative not designated as a hedging instrument - cross-currency swap	**2,182**	**1,672**
Total Derivatives	**$ 11,226**	**$ 9,742**

All derivative instruments shown in the table above were classified as other current liabilities at June 30, 2010 and as other liabilities at June 30, 2009 in the consolidated balance sheets.

(In thousands, except per share amounts)

The following table summarizes the effects of derivative instruments on income and other comprehensive income ("OCI") for the years ended June 30, 2010 and 2009 (amounts presented exclude any income tax effects):

Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)		Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion), Included in Interest Expense	
	2010	2009	**2010**	2009
Cross-currency swap	**$ (2,039)**	$ 3,790		
Interest rate swap	**(343)**	(1,381)	**$ (1,408)**	$ (701)
Total	**$ (2,382)**	$ 2,409	**$ (1,408)**	$ (701)

Derivative Not Designated as Hedging Instrument	Amount of Loss (Gain) Recognized on Derivative, Included in Other (Income) Expense, net	
	2010	2009
Cross-currency swap	**$510**	$ (947)

NOTE 7: FAIR VALUE MEASUREMENTS

Financial assets and liabilities measured at fair value on a recurring basis are as follows at June 30, 2010 and 2009:

			Fair Value Measurements					
	Recorded Value		Quoted Prices in Active Markets for Identical Instruments Level 1		Significant Other Observable Inputs Level 2		Significant Unobservable Inputs Level 3	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009
Assets:								
Marketable securities	**$ 8,592**	$ 8,211	**$ 8,592**	$ 8,211				
Liabilities:								
Cross-currency swaps	**$10,910**	$ 8,361			**$10,910**	$ 8,361		
Interest rate swap	**316**	1,381			**316**	1,381		
Total Liabilities	**$11,226**	$ 9,742			**$11,226**	$ 9,742		

Marketable securities in the previous table are held in a rabbi trust for a non-qualified deferred compensation plan. The marketable securities are included in other assets in the consolidated balance sheets. The fair values were derived using quoted market prices.

Fair values for cross-currency and interest rate swaps shown in the previous table are derived based on valuation models using foreign currency exchange rates and inputs readily available in the public swap markets for similar instruments adjusted for terms specific to these instruments. Since the inputs used to value these instruments are observable and the counterparties are creditworthy, the Company has classified them as Level 2 inputs. These liabilities are included in other current liabilities at June 30, 2010 and in other liabilities at June 30, 2009 in the consolidated balance sheets.

NOTE 8: INCOME TAXES

Income Before Income Taxes

The components of income before income taxes are as follows:

Year Ended June 30,	**2010**	2009	2008
U.S.	**$ 91,932**	$ 54,916	$ 136,179
Foreign	**13,085**	10,898	15,536
Total income before income taxes	**$105,017**	$ 65,814	$ 151,715

Provision

The provision (benefit) for income taxes consists of:

Year Ended June 30,	**2010**	2009	2008
Current:			
Federal	**$ 28,342**	$ 30,142	$ 49,532
State and local	**4,123**	4,235	7,025
Foreign	**4,241**	5,825	5,511
Total current	**36,706**	40,202	62,068
Deferred:			
Federal	**1,880**	(14,492)	(5,028)
State and local	**(311)**	(769)	(346)
Foreign	**839**	(1,387)	(435)
Total deferred	**2,408**	(16,648)	(5,809)
Total	**$ 39,114**	$ 23,554	$ 56,259

The exercise of non-qualified stock options and appreciation rights during fiscal 2010, 2009 and 2008 resulted in $1,466, $452 and $3,140, respectively, of income tax benefits to the Company derived from the difference between the market price at the date of exercise and the option price. Vesting of stock awards and other stock compensation in fiscal 2010, 2009 and 2008 resulted in $1,026, $422 and $577, respectively, of incremental income tax benefits over the amounts previously reported for financial reporting purposes. These tax benefits were recorded in additional paid-in capital.

Effective Tax Rates

The following reconciles the federal statutory income tax rate and the Company's effective income tax rate:

Year Ended June 30,	**2010**	2009	2008
Statutory income tax rate	**35.0%**	35.0%	35.0%
Effects of:			
State and local taxes	**2.2**	3.2	2.8
U.S. tax on foreign income, net		6.4	.1
Foreign tax credit carryforwards		(6.0)	
Valuation allowance	**.8**	(1.5)	.7
Foreign income taxes	**.5**	(.4)	(.9)
Deductible dividend	**(.7)**	(1.2)	(.5)
Other, net	**(.6)**	.3	(.1)
Effective income tax rate	**37.2%**	35.8%	37.1%

(In thousands, except per share amounts)

Consolidated Balance Sheets

Significant components of the Company's net deferred tax assets are as follows:

June 30,	2010	2009
Deferred tax assets:		
Compensation liabilities not currently deductible	$34,963	$ 33,751
Expenses and reserves not currently deductible	8,442	7,220
Goodwill and intangibles	11,334	12,588
Net operating loss carryforwards (expiring in years 2015-2025)	843	370
Foreign tax credits (expiring in years 2019 and 2020)	4,086	3,954
Other	939	1,452
Total deferred tax assets	60,607	59,335
Less: Valuation allowance	(997)	(105)
Deferred tax assets, net of valuation allowance	59,610	59,230
Deferred tax liabilities:		
Currency translation	(264)	(232)
Inventories	(4,764)	(2,403)
Depreciation and differences in property bases	(480)	(1,229)
Total deferred tax liabilities	(5,508)	(3,864)
Net deferred tax assets	$54,102	$ 55,366

Net deferred tax assets are reflected in the accompanying consolidated balance sheets as follows:

June 30,	2010	2009
Deferred tax assets:		
Other current assets	$ 6,813	$ 9,930
Deferred tax assets (long-term)	48,493	46,650
Deferred tax liabilities:		
Other current liabilities	(349)	(926)
Other liabilities	(855)	(288)
Net deferred tax assets	$54,102	$ 55,366

Valuation allowances are provided against deferred tax assets where it is considered more-likely-than-not that the Company will not realize the benefit of such assets. The remaining net deferred tax asset is the amount management believes is more-likely-than-not of being realized. The realization of these deferred tax assets can be impacted by changes to tax laws, statutory rates and future income levels.

No provision has been made for income taxes on undistributed earnings of non-U.S. subsidiaries of approximately $51,600 at June 30, 2010, since it is the Company's intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. Determination of the net amount of the unrecognized tax liability with respect to these earnings is not practicable; however, foreign tax credits would be available to partially reduce U.S. income taxes in the event of a distribution.

Unrecognized Income Tax Benefits

The Company and its subsidiaries file income tax returns in U.S. federal, various state, local and foreign jurisdictions. The following is a reconciliation of the Company's total gross unrecognized income tax benefits for the years ended June 30:

	2010	2009	2008
Unrecognized Income Tax Benefits at beginning of the year	$ 1,860	$ 2,004	$ 1,903
Current year tax positions	130	183	369
Prior year tax positions	46	(51)	(31)
Expirations of statutes of limitations	(194)	(167)	(216)
Settlements		(109)	(21)
Unrecognized Income Tax Benefits at end of year	$ 1,842	$ 1,860	$ 2,004

Included in the balance of unrecognized income tax benefits at June 30, 2010, 2009 and 2008 are $988, $984 and $1,124 respectively, of income tax benefits that, if recognized, would affect the effective income tax rate.

The Company recognizes accrued interest and penalties related to unrecognized income tax benefits in the provision for income taxes. During 2010, 2009 and 2008, the Company recognized $22, $32 and $97, respectively, for interest and penalties related to unrecognized income tax benefits in its statements of consolidated income. The Company had a liability for penalties and interest of $547 and $526 as of June 30, 2010 and 2009, respectively. The Company does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next twelve months.

The Company is subject to U.S. federal income tax examinations for the tax years 2008 through 2010. In addition, the Company is subject to foreign, state and local income tax examinations for the tax years 2007 through 2010.

The Company's unrecognized income tax benefits are included in other liabilities in the consolidated balance sheets since payment of cash is not expected within one year.

NOTE 9: SHAREHOLDERS' EQUITY

Treasury Shares

At June 30, 2010, 596 shares of the Company's common stock held as treasury shares were restricted as collateral under escrow arrangements relating to change in control and director and officer indemnification agreements.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is comprised of the following:

June 30,	**2010**	2009
Unrealized losses on cash flow hedges, net of taxes	**$ (16)**	$ (151)
Unrealized gains on investment securities available for sale, net of taxes	**135**	161
Foreign currency translation, net of taxes	**5,914**	2,933
Pension liability, net of taxes	**(12,081)**	(10,792)
Total accumulated other comprehensive loss	**$ (6,048)**	$ (7,849)

Net Income Per Share

The following is a computation of basic and diluted earnings per share:

Year Ended June 30,	**2010**	2009	2008
Net Income	**$ 65,903**	$ 42,260	$ 95,456
Average Shares Outstanding:			
Weighted-average common shares outstanding for basic computation	**42,312**	42,287	42,797
Dilutive effect of potential common shares	**549**	507	755
Weighted-average common shares outstanding for dilutive computation	**42,861**	42,794	43,552
Net Income Per Share – Basic	**$ 1.56**	$ 1.00	$ 2.23
Net Income Per Share – Diluted	**$ 1.54**	$ 0.99	$ 2.19

Stock options and appreciation rights relating to the acquisition of 1,034, 1,208 and 255 shares of common stock were outstanding at June 30, 2010, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share for the fiscal years then ended as they were anti-dilutive.

Share-Based Incentive Plans

The 2007 Long-Term Performance Plan (the "2007 Plan"), which expires in 2012, provides for granting of stock options, stock appreciation rights ("SARs"), stock awards, cash awards, and such other awards or combination thereof as the Executive Organization and Compensation Committee or the Corporate Governance Committee of the Board of Directors ("the Committee") may determine to officers, other key associates and members of the Board of Directors. Grants are generally made by the Committee at regularly scheduled meetings. The aggregate compensation costs charged to expense under award programs paid (or to be paid) with shares (including stock options, SARs, restricted stock, restricted stock units and performance shares) for the years ended June 30, 2010, 2009 and 2008 were: $5,126, $4,092, and $3,376, respectively. Such amounts are included in selling, distribution and administrative expenses in the accompanying statements of consolidated income. It has been the practice of the Company to issue shares from treasury to satisfy requirements of awards paid with shares. The aggregate unamortized compensation cost for award programs paid (or to be paid) with shares at June 30, 2010 to be recognized in expense over the weighted-average remaining vesting period of 2.1 years is $5,657. The aggregate number of shares of common stock which may be awarded under the 2007 Plan is 2,000; shares available for future grants at June 30, 2010 were 996.

Stock Option and Stock Appreciation Rights

SARs and non-qualified stock options are granted with an exercise price equal to the market price of the Company's common stock at the date of grant. SARs and stock option awards generally vest over four years of continuous service and have 10-year contractual terms.

Compensation expense related to stock options and SARs recorded for the years ended June 30, 2010, 2009 and 2008 was $3,020, $3,702 and $2,999, respectively. Such amounts are included in selling, distribution and administrative expense in the accompanying statements of consolidated income. Compensation expense for stock options and SARs has been determined using the Black-Scholes option pricing model. Determining the appropriate fair value of share-based awards requires management to select a fair value model and make certain estimates and assumptions.

The weighted-average assumptions used for SARs and stock option grants issued in fiscal 2010, 2009 and 2008 are:

	2010	2009	2008
Expected life, in years	**5.5**	5.5	5.3
Risk free interest rate	**2.4%**	2.9%	4.4%
Dividend yield	**2.5%**	2.2%	2.2%
Volatility	**52.2%**	48.4%	45.9%

The expected life is based upon historical exercise experience of the officers, other key associates and members of the Board of Directors. The risk free interest rate is based upon the U.S. Treasury zero-coupon bonds with remaining terms equal to the expected life of the stock options and SARs. The assumed dividend yield has been estimated based upon the Company's historical results and expectations for changes in dividends and stock prices. The volatility assumption is calculated based upon historical daily price observations of the Company's common stock for a period equal to the expected life.

It has been the Company's practice to issue shares from treasury to satisfy requirements of SARs and stock option exercises. SARs are redeemable solely in Company common stock. The exercise price of stock option awards may be settled by the holder with cash or by tendering Company common stock.

A summary of stock option and SARs activity is presented below:

		2010		2009		2008
(Share amounts in thousands)	**Shares**	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	**2,446**	**$17.06**	2,195	$ 15.17	2,384	$ 13.15
Granted	**330**	**21.28**	349	26.51	263	25.32
Exercised	**(375)**	**13.50**	(97)	8.26	(452)	10.43
Forfeited	**(1)**	**20.99**	(1)	20.99		
Outstanding, end of year	**2,400**	**$18.19**	2,446	$ 17.06	2,195	$ 15.17
Exercisable at end of year	**1,719**	**$15.85**	1,823	$ 14.08	1,596	$ 12.61
Weighted-average fair value of SARs and options granted during the year		**$ 8.45**		$ 10.31		$ 9.79

The weighted-average remaining contractual terms for SARs/stock options outstanding and exercisable at June 30, 2010 were 5.60 and 4.55 years, respectively. The aggregate intrinsic values of SARs/stock options outstanding and exercisable at June 30, 2010 were $18,848. The aggregate intrinsic value of the SARs/stock options exercised during fiscal 2010, 2009 and 2008 was $5,157, $1,453 and $9,356, respectively.

A summary of the status of the Company's nonvested stock options and SARs at June 30, 2010, all of which are expected to vest, is presented below:

(Share amounts in thousands)	**Shares**	**Weighted-Average Grant-Date Fair Value**
Nonvested, beginning of year	**623**	**$10.12**
Granted	**330**	**8.45**
Vested	**(272)**	**9.89**
Nonvested, end of year	**681**	**$ 9.41**

As of June 30, 2010, unrecognized compensation cost related to stock options and SARs amounted to $2,028. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during fiscal 2010, 2009 and 2008 was $2,673, $2,495 and $3,190, respectively.

Performance Shares

Performance shares are a type of award under the 2007 Plan that are intended to provide incentives to achieve three-year goals. Performance shares pay out in shares of Applied stock at the end of a three-year period provided the Company achieves the established goals. The number of Applied shares payable will vary depending on the level of the goal achieved. Fiscal 2010 was the first year performance shares were granted. Because of volatile market conditions at the beginning of fiscal 2010, the Committee set one-year goals for the 2010 grant tied to the Company's earnings before interest, tax, depreciation, and amortization ("EBITDA"). As the targeted goals were accomplished, the performance shares have been converted to

156 restricted stock units ("RSUs"). These RSUs vest at the end of the original three-year performance share grant period, with dividend equivalents paid on each RSU on a current basis.

Compensation cost is equal to the performance share grant date fair value of Applied shares (determined as the closing market price on the date of grant) times the number of Applied shares issuable. Compensation costs are amortized to expense on a straight-line basis over the performance share vesting period.

At June 30, 2010, 156 RSUs were expected to be issued under performance share awards. Shares are expected to be issued from treasury to satisfy requirements of these awards upon vesting at June 30, 2012. Compensation costs of these shares total $3,229, with $1,076 charged to expense in fiscal 2010 and $2,152 to be amortized over the weighted-average remaining vesting period of 2.0 years.

Restricted Stock and Restricted Stock Units

Restricted stock award recipients are entitled to receive dividends on, and have voting rights with respect to their respective shares, but are restricted from selling or transferring the shares prior to vesting. Restricted stock awards vest over periods of one to four years. Beginning in fiscal 2010, the Company began to grant RSUs. RSUs are grants valued in shares of Applied stock, but shares are not issued until the grants vest three years from the award date, assuming continued employment with Applied. RSUs vest on a pro rata basis upon retirement during the three-year term. Applied pays dividend equivalents on RSUs on a current basis. The aggregate fair market value of the restricted stock and RSUs (determined as the closing market price of Applied shares on the date of grant) are considered unearned compensation at the time of grant and amortized over the vesting period. At June 30, 2010 and 2009, the Company had 104 and 31 shares of unvested restricted stock and RSUs outstanding at weighted-average prices of $21.41 and $17.19, respectively. During fiscal 2010, 103 shares of restricted stock and RSUs were granted at an average grant price of $21.40 per share. The total fair value of restricted stock and RSUs expensed during 2010, 2009 and 2008 was $1,029, $392 and $375, respectively. Unamortized compensation related to unvested restricted stock awards and RSUs aggregated $1,477 and $273 at June 30, 2010 and 2009, respectively. The unamortized compensation cost related to restricted stock and RSUs is expected to be amortized over the weighted-average remaining vesting period of 1.9 years.

Long-Term Performance Grants

In fiscal 2009 and 2008, the Executive Organization and Compensation Committee made annual awards of three-year performance grants to key officers. A target payout was established at the beginning of each three-year performance period. The actual payout at the end of the period is calculated based upon the Company's achievement of sales growth, return on sales, and total shareholder return targets. Total shareholder return is calculated based upon the increase in the Company's common stock price, including dividend reinvestment, over the performance period as compared to the Company's peers, as defined in the plan. Payouts are made in cash, common stock, or a combination thereof, as determined by the Committee at the end of the performance period. At June 30, 2010 and 2009, the Company had no liability recorded for the sales growth and return on sales goals as the Company estimated there would be no payouts under these goals. During fiscal 2010, 2009 and 2008, the Company recorded $(231), $7 and $493, respectively, of compensation (income) expense for achievement relative to the total shareholder return-based goals of the Company's performance grants. At June 30, 2010 and 2009, the Company had accrued $538 and $769, respectively, for compensation expense relative to these goals. At June 30, 2010, the maximum potential compensation expense related to the outstanding performance grants was $1,614. Any amounts estimated to be earned up to the related potential would be recognized during the remaining performance period of one year.

NOTE 10: BENEFIT PLANS

Retirement Savings Plan

Substantially all U.S. associates participate in the Applied Industrial Technologies, Inc. Retirement Savings Plan. Participants may elect to contribute up to 50% of their compensation, subject to Internal Revenue Code maximums. The Company makes a discretionary profit-sharing contribution to the Retirement Savings Plan generally based upon a percentage of the Company's U.S. income before income taxes and before the amount of the contribution (5% for fiscal 2010 and 2008 and 2.5% for fiscal 2009). The Company also partially matched 401(k) contributions by participants through December 31, 2008. The Company suspended the 401(k) match from January 1, 2009 to June 30, 2010. The Company's expense for contributions to the above plan was $4,891, $3,086 and $12,442 during fiscal 2010, 2009 and 2008, respectively.

Deferred Compensation Plans

The Company has deferred compensation plans that enable certain associates of the Company to defer receipt of a portion of their compensation and non-employee directors to defer receipt of director fees. The Company funds these deferred compensation liabilities by making contributions to rabbi trusts. Contributions consist of Company common stock and investments in money market and mutual funds.

Postemployment Benefit Plans

The Company provides the following postemployment benefits which, except for the Qualified Defined Benefit Retirement Plan, are unfunded:

Supplemental Executive Retirement Benefits Plan

The Company has a non-qualified pension plan to provide supplemental retirement benefits to certain officers. Benefits are payable beginning at retirement and determinable at retirement based upon a percentage of the participant's historical compensation.

Qualified Defined Benefit Retirement Plan

The Company has a qualified defined benefit retirement plan that provides benefits to certain hourly associates at retirement. These associates do not participate in the Retirement Savings Plan. The benefits are based on length of service and date of retirement.

(In thousands, except per share amounts)

Salary Continuation Benefits

The Company has agreements with certain retirees of acquired companies to pay monthly retirement benefits for a period not in excess of 15 years. The discount rate used in determining the benefit obligation was 4.25% and 6.0% at June 30, 2010 and 2009, respectively.

Retiree Health Care Benefits

The Company provides health care benefits to eligible retired associates who pay the Company a specified monthly premium. Premium payments are based upon current insurance rates for the type of coverage provided and are adjusted annually. Certain monthly health care premium payments are partially subsidized by the Company. Additionally, in conjunction with a fiscal 1998 acquisition, the Company assumed the obligation for a postretirement medical benefit plan which provides health care benefits to eligible retired associates at no cost to the individual.

The Company uses a June 30 measurement date for all plans.

The changes in benefit obligations, plan assets and funded status for the postemployment plans described above were as follows:

	Pension Benefits		Retiree Health Care Benefits	
	2010	2009	**2010**	2009
Change in benefit obligation:				
Benefit obligation at beginning of the year	**$ 45,466**	$ 42,576	**$ 4,353**	$ 3,924
Service cost	**574**	2,139	**52**	41
Interest cost	**2,911**	2,518	**259**	228
Plan participants' contributions			**35**	35
Benefits paid	**(1,801)**	(3,061)	**(226)**	(232)
Amendments		1,749		190
Actuarial loss (gain) during year	**3,964**	(455)	**120**	167
Benefit obligation at end of year	**$ 51,114**	$ 45,466	**$ 4,593**	$ 4,353
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 4,757**	$ 5,530		
Actual gain (loss) on plan assets	**575**	(949)		
Employer contributions	**1,698**	3,237	**$ 191**	$ 197
Plan participants' contributions			**35**	35
Benefits paid	**(1,801)**	(3,061)	**(226)**	(232)
Fair value of plan assets at end of year	**$ 5,229**	$ 4,757	**$ 0**	$ 0
Funded status at end of year	**$ (45,885)**	$ (40,709)	**$ (4,593)**	$ (4,353)
Amounts recognized in the consolidated balance sheets:				
Other current liabilities	**$ (1,698)**	$ (1,656)	**$ (220)**	$ (220)
Postemployment benefits	**(44,187)**	(39,053)	**(4,373)**	(4,133)
Net amount recognized	**$ (45,885)**	$ (40,709)	**$ (4,593)**	$ (4,353)
Amounts recognized in accumulated other comprehensive loss (income):				
Net actuarial loss (gain)	**$ 15,670**	$ 12,854	**$ (965)**	$ (1,171)
Prior service cost	**4,368**	5,165	**413**	560
Total amounts recognized in accumulated other comprehensive loss (income)	**$ 20,038**	$ 18,019	**$ (552)**	$ (611)

The following table provides information for pension plans with projected benefit obligations and accumulated benefit obligations in excess of plan assets:

	Pension Benefits	
	2010	2009
Projected benefit obligations	**$ 51,114**	$ 45,466
Accumulated benefit obligations	**39,363**	38,229
Fair value of plan assets	**5,229**	4,757

The net postemployment benefit costs are as follows:

	Pension Benefits		
	2010	2009	2008
Service cost	**$ 574**	$ 2,139	$ 2,090
Interest cost	**2,911**	2,518	2,413
Expected return on plan assets	**(351)**	(436)	(466)
Recognized net actuarial loss	**924**	911	962
Amortization of prior service cost	**797**	920	635
Net periodic pension cost	**$ 4,855**	$ 6,052	$ 5,634

	Retiree Health Care Benefits		
	2010	2009	2008
Service cost	**$ 52**	$ 41	$ 49
Interest cost	**259**	228	271
Recognized net actuarial gain	**(87)**	(125)	(107)
Amortization of prior service cost	**148**	119	119
Net periodic postemployment benefit cost	**$ 372**	$ 263	$ 332

The estimated net loss and prior service cost for the pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $1,263 and $710, respectively. The estimated net gain and prior service cost for the retiree health care benefits that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $83 and $139, respectively.

Assumptions

The discount rate is used to determine the present value of future payments. In general, the Company's liability increases as the discount rate decreases and decreases as the discount rate increases. The Company computes a weighted-average discount rate taking into account anticipated plan payments and the associated interest rates from the Citigroup Pension Discount Yield Curve.

The weighted-average actuarial assumptions at June 30 used to determine benefit obligations for the plans were as follows:

	Pension Benefits		Retiree Health Care Benefits	
	2010	2009	**2010**	2009
Discount rate	**4.3%**	6.0%	**5.5%**	6.0%
Expected return on plan assets	**7.5%**	8.0%	**N/A**	N/A
Rate of compensation increase	**5.5%**	5.5%	**N/A**	N/A

The assumed health care cost trend rates used in measuring the accumulated benefit obligation for postretirement benefits other than pensions were 8.5% and 9% as of June 30, 2010 and 2009, respectively, decreasing to 5% by 2018. A one-percentage point change in the assumed health care cost trend rates would have had the following effects as of June 30, 2010 and for the year then ended:

	One-Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components of periodic expense	$ 54	$ (44)
Effect on postretirement benefit obligation	672	(557)

(In thousands, except per share amounts)

Plan Assets

The Company's Qualified Defined Benefit Retirement Plan weighted-average asset allocation and target allocation are as follows:

	Target Allocation	Percentage of Pension Plan Assets At Fiscal Year End	
	2011	**2010**	2009
Asset Class:			
Equity securities	40 – 70%	**57%**	48%
Debt securities	20 – 50%	**38%**	47%
Other	0 – 20%	**5%**	5%
Total	100%	**100%**	100%

Equity securities do not include any Company common stock.

The Company has established an investment policy and regularly monitors the performance of the assets of the trust maintained in conjunction with the Qualified Defined Benefit Retirement Plan. The strategy implemented by the trustee of the Qualified Defined Benefit Retirement Plan is to achieve long-term objectives and invest the pension assets in accordance with ERISA and fiduciary standards. The long-term primary objectives are to provide for a reasonable amount of long-term capital, without undue exposure to risk; to protect the Qualified Defined Benefit Retirement Plan assets from erosion of purchasing power; and to provide investment results that meet or exceed the actuarially assumed long-term rate of return. The expected long-term rate of return on assets assumption was developed by considering the historical returns and the future expectations for returns of each asset class as well as the target asset allocation of the pension portfolio.

The fair value of each major class of plan assets for the Company's Qualified Benefit Retirement Plan are valued using quoted market prices in active markets for identical instruments, or Level 1 in the fair value hierarchy. Following are the fair values as of June 30:

	2010	2009
Asset Class:		
Equity securities	**$ 2,987**	$ 2,283
Debt securities	**1,977**	2,236
Other	**265**	238
Total	**$ 5,229**	$ 4,757

Cash Flows

Employer Contributions

The Company expects to contribute $1,700 to its pension benefit plans and $250 to its retiree health care benefit plans in 2011. Contributions do not equal estimated future payments as certain payments are made from plan assets.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as applicable, are expected to be paid in each of the next five years and in the aggregate for the subsequent five years:

During Fiscal Years	Pension Benefits	Retiree Health Care Benefits
2011	$ 1,900	$ 300
2012	900	200
2013	1,000	300
2014	2,100	300
2015	4,700	200
2016 through 2020	35,400	1,400

NOTE 11: LEASES

The Company leases its corporate headquarters facility along with many service center and distribution center facilities, vehicles and equipment under non-cancelable lease agreements accounted for as operating leases. The minimum annual rental commitments under non-cancelable operating leases as of June 30, 2010 are as follows:

During Fiscal Years	
2011	$ 21,500
2012	20,000
2013	15,900
2014	10,100
2015	7,300
Thereafter	9,800
Total minimum lease payments	$ 84,600

Rental expenses incurred for operating leases, principally from leases for real property, vehicles and computer equipment were $30,700 in 2010, $30,900 in 2009, and $29,000 in 2008.

NOTE 12: SEGMENT AND GEOGRAPHIC INFORMATION

The Company has identified two reportable segments: Service Center Based Distribution and Fluid Power Businesses. The Service Center Based Distribution segment provides customers with solutions to their maintenance, repair and original equipment manufacturing needs through the distribution of industrial products including bearings, power transmission components, fluid power components, industrial rubber products, linear motion products, safety products, general maintenance and a variety of mill supply products. The Fluid Power Businesses segment distributes fluid power components and operates shops that assemble fluid power systems and components, performs equipment repair, and offers technical advice to customers.

The accounting policies of the Company's reportable segments are the same as those described in Note 1. Sales between the Service Center Based Distribution segment and the Fluid Power Businesses segment have been eliminated in the table below.

Segment Financial Information

	Service Center Based Distribution	Fluid Power Businesses	Total
Year Ended June 30, 2010			
Net sales	**$ 1,536,543**	**$ 356,665**	**$ 1,893,208**
Operating income for reportable segments	**77,029**	**26,794**	**103,823**
Assets used in the business	**690,970**	**200,550**	**891,520**
Depreciation	**9,336**	**2,129**	**11,465**
Capital expenditures	**6,389**	**827**	**7,216**
Year Ended June 30, 2009			
Net sales	$ 1,596,998	$ 326,150	$ 1,923,148
Operating income for reportable segments	75,411	18,942	94,353
Assets used in the business	611,255	198,073	809,328
Depreciation	10,876	1,860	12,736
Capital expenditures	5,537	1,451	6,988
Year Ended June 30, 2008			
Net sales	$ 1,865,663	$ 223,793	$ 2,089,456
Operating income for reportable segments	124,271	17,320	141,591
Assets used in the business	712,546	86,225	798,771
Depreciation	11,441	1,335	12,776
Capital expenditures	7,550	860	8,410

(In thousands, except per share amounts)

A reconciliation of operating income for reportable segments to the consolidated income before income taxes is as follows:

Year Ended June 30,	**2010**	2009	2008
Operating income for reportable segments	**$ 103,823**	$ 94,353	$ 141,591
Adjustments for:			
Goodwill impairment		36,605	
Intangible amortization – Service Center Based Distribution	**1,890**	2,265	1,245
Intangible amortization – Fluid Power Businesses	**8,261**	7,390	418
Corporate and other income, net	**(16,378)**	(24,400)	(12,896)
Total operating income	**110,050**	72,493	152,824
Interest expense, net	**5,458**	4,424	882
Other (income) expense, net	**(425)**	2,255	227
Income before income taxes	**$ 105,017**	$ 65,814	$ 151,715

The change in corporate and other income, net, is due to various changes in the levels and amounts of expenses being allocated to the segments. The expenses being allocated include miscellaneous corporate charges for working capital, logistics support and other items.

Product Category

Net sales by product category are as follows:

Year Ended June 30,	**2010**	2009	2008
Industrial	**$ 1,357,206**	$ 1,422,518	$ 1,670,464
Fluid power	**536,002**	500,630	418,992
Net sales	**$ 1,893,208**	$ 1,923,148	$ 2,089,456

The fluid power product category includes sales of hydraulic, pneumatic, lubrication and filtration components and systems, and repair services through the Company's Service Center Based Distribution segment as well as the Fluid Power Businesses segment.

Geographic Information

Net sales are presented in geographic areas based on the location of the company making the sale. Long-lived assets are based on physical locations and are comprised of the net book value of property, goodwill and intangible assets. Information by geographic area is as follows:

Year Ended June 30,	**2010**	2009	2008
Net Sales:			
United States	**$ 1,644,237**	$ 1,674,769	$ 1,839,410
Canada	**199,772**	197,795	222,121
Mexico	**49,199**	50,584	27,925
Total	**$ 1,893,208**	$ 1,923,148	$ 2,089,456

June 30,	**2010**	2009
Long-Lived Assets:		
United States	**$ 177,713**	$ 189,720
Canada	**16,356**	16,481
Mexico	**13,723**	15,474
Total	**$ 207,792**	$ 221,675

NOTE 13: COMMITMENTS AND CONTINGENCIES

In connection with the construction and lease of its corporate headquarters facility, the Company has guaranteed repayment of a total of $4,700 of taxable development revenue bonds issued by Cuyahoga County and the Cleveland-Cuyahoga County Port Authority. These bonds were issued with a 20-year term and are scheduled to mature in March 2016. Any default, as defined in the guarantee agreements, would obligate the Company for the full amount of the outstanding bonds through maturity. Due to the nature of the guarantee, the Company has not recorded any liability on the consolidated financial statements. In the event of a default and subsequent payout under any or all guarantees, the Company maintains the right to pursue all legal options available to mitigate its exposure.

The Company is a party to various pending judicial and administrative proceedings. Based on circumstances currently known, the Company believes the likelihood is remote that the ultimate resolution of any of these matters will have, either individually or in the aggregate, a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 14: OTHER (INCOME) EXPENSE, NET

Other (income) expense, net, consists of the following:

Year Ended June 30,	**2010**	2009	2008
Unrealized (gain) loss on assets held in rabbi trust for a nonqualified deferred compensation plan	**$ (1,012)**	$ 1,741	$ 327
Foreign currency transaction losses (gains)	**36**	1,466	(384)
Unrealized loss (gain) on cross-currency swap	**510**	(947)	277
Other, net	**41**	(5)	7
Total other (income) expense, net	**$ (425)**	$ 2,255	$ 227

The Company is the owner and beneficiary under life insurance policies acquired in conjunction with a fiscal 1998 acquisition, with benefits in force of $14,000 and a net cash surrender value of $3,200 at June 30, 2010.

NOTE 15: SUBSEQUENT EVENTS

In July and August 2010, the Company completed two acquisitions for an aggregate cash purchase price of approximately $32,000. One of the acquired businesses is a distributor of industrial supply products for maintenance, repair, and operational needs, primarily in the government sector, throughout the United States and Canada. The second acquired business is a distributor of bearings, power transmission, electrical, fluid power products and industrial supplies in Canada.

Net sales for these businesses are approximately $40,000 annually. Results of operations for the acquired businesses will be included in the Company's results of operations from the dates of closing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio

We have audited the accompanying consolidated balance sheets of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 13, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

Cleveland, Ohio
August 13, 2010

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Management of Applied Industrial Technologies, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chairman & Chief Executive Officer and the Vice President – Chief Financial Officer & Treasurer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's Management and Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of inherent limitations, internal control over financial reporting can provide only reasonable, not absolute, assurance with respect to the preparation and presentation of the consolidated financial statements and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 30, 2010. This evaluation was based on the criteria set forth in the framework *Internal Control — Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management determined that the Company's internal control over financial reporting was effective as of June 30, 2010.

The effectiveness of the Company's internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.



David L. Pugh
Chairman & Chief Executive Officer



Mark O. Eisele
Vice President – Chief Financial Officer & Treasurer



Benjamin J. Mondics
President & Chief Operating Officer



Daniel T. Brezovec
Corporate Controller

August 13, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Deloitte.

To the Board of Directors and Shareholders of Applied Industrial Technologies, Inc.
Cleveland, Ohio

We have audited the internal control over financial reporting of Applied Industrial Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related statements of consolidated income, shareholders' equity and cash flows as of and for the year ended June 30, 2010 of the Company and our report dated August 13, 2010 expressed an unqualified opinion on those consolidated financial statements.

Deloitte & Touche LLP

Cleveland, Ohio
August 13, 2010

QUARTERLY OPERATING RESULTS AND MARKET DATA

(In thousands, except per share amounts)
(UNAUDITED)

	Net Sales	Gross Profit	Operating Income (Loss)	Net Income (Loss)	Per Common Share: Net Income (Loss)	Per Common Share: Cash Dividend
2010						
First Quarter	**$ 437,743**	**$ 115,444**	**$ 17,641**	**$ 11,187**	**$ 0.26**	**$ 0.15**
Second Quarter	**446,253**	**116,905**	**18,903**	**10,487**	**0.24**	**0.15**
Third Quarter	**486,141**	**130,356**	**27,037**	**16,525**	**0.39**	**0.15**
Fourth Quarter	**523,071**	**153,017**	**46,469**	**27,704**	**0.64**	**0.15**
	$ 1,893,208	**$ 515,722**	**$ 110,050**	**$ 65,903**	**$ 1.54**	**$ 0.60**
2009						
First Quarter	$ 543,906	$ 146,058	$ 37,375	$ 22,536	$ 0.52	$ 0.15
Second Quarter	502,412	135,469	28,807	16,194	0.38	0.15
Third Quarter	451,647	122,246	21,019	11,560	0.27	0.15
Fourth Quarter	425,183	116,237	(14,708)	(8,030)	(0.19)	0.15
	$ 1,923,148	$ 520,010	$ 72,493	$ 42,260	$ 0.99	$ 0.60
2008						
First Quarter	$ 518,547	$ 142,056	$ 39,216	$ 24,457	$ 0.56	$ 0.15
Second Quarter	511,008	139,491	37,268	22,967	0.52	0.15
Third Quarter	530,156	144,500	37,685	23,595	0.55	0.15
Fourth Quarter	529,745	143,236	38,655	24,437	0.57	0.15
	$ 2,089,456	$ 569,283	$ 152,824	$ 95,456	$ 2.19	$ 0.60

On August 6, 2010 there were 6,062 shareholders of record including 4,034 shareholders in the Applied Industrial Technologies, Inc. Retirement Savings Plan. The Company's common stock is listed on the New York Stock Exchange. The closing price on August 6, 2010 was $28.57 per share.

The sum of the quarterly per share amounts may not equal per share amounts reported for year-to-date. This is due to changes in the number of weighted shares outstanding and the effects of rounding for each period.

The fiscal 2009 fourth quarter includes a goodwill impairment charge of $36,605, which decreased net income by $23,000 and earnings per share by $0.54.

Cost of sales for interim financial statements are computed using estimated gross profit percentages which are adjusted throughout the year based upon available information. Adjustments to actual cost are primarily made based on periodic physical inventory and the effect of year-end inventory quantities on LIFO costs. In fiscal 2010, the Company undertook an inventory management program which resulted in a significant decrease of certain U.S. inventories from the June 2009 levels. These reductions resulted in the liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. As a result, a LIFO benefit of $23,500 reduced cost of goods sold in fiscal 2010, which was recorded in each quarter as follows: first quarter $710, second quarter $1,800, third quarter $4,840 and fourth quarter $16,150.

The overall impact of LIFO layer liquidations for the years ended June 30, 2010, 2009 and 2008 increased gross profit by $42,700, $4,419 and $626, respectively. The overall 2010 layer liquidation benefit of $42,700 also includes an amount of LIFO expense that would have been recorded if inventory levels had not decreased.

QUARTERLY VOLUME AND PRICE INFORMATION

	Shares Traded	Average Daily Volume	Price Range: High	Price Range: Low
2010				
First Quarter	**12,316,800**	**192,400**	**$ 23.17**	**$ 18.11**
Second Quarter	**13,876,700**	**216,800**	**22.91**	**18.80**
Third Quarter	**11,246,000**	**184,400**	**25.20**	**21.06**
Fourth Quarter	**23,193,800**	**368,200**	**33.00**	**24.80**
2009				
First Quarter	23,839,000	372,500	$ 31.29	$ 22.92
Second Quarter	25,940,700	405,300	26.78	14.12
Third Quarter	27,478,700	450,500	20.49	14.63
Fourth Quarter	22,937,700	364,100	23.95	16.25
2008				
First Quarter	21,416,800	339,900	$ 33.26	$ 22.90
Second Quarter	19,630,600	306,700	35.68	28.01
Third Quarter	26,431,600	433,300	30.68	22.05
Fourth Quarter	26,215,300	409,600	32.20	23.81

10 YEAR SUMMARY

(In thousands, except per share amounts and statistical data)

	2010	2009 (a)	2008
Consolidated Operations - Year Ended June 30			
Net sales	**$1,893,208**	$1,923,148	$2,089,456
Depreciation	**11,465**	12,736	12,776
Amortization:			
Intangible assets	**10,151**	46,260	1,663
Stock options and SARs (b)	**3,020**	3,702	2,999
Operating income	**110,050**	72,493	152,824
Income before cumulative effect of accounting change	**65,903**	42,260	95,456
Net income	**65,903**	42,260	95,456
Per share data:			
Income before cumulative effect of accounting change			
Basic	**1.56**	1.00	2.23
Diluted	**1.54**	0.99	2.19
Net income			
Basic	**1.56**	1.00	2.23
Diluted	**1.54**	0.99	2.19
Cash dividend	**0.60**	0.60	0.60
Year-End Position - June 30			
Working capital	**$ 347,528**	$ 369,038	$ 409,186
Long-term debt (including long-term debt classified as current)	**75,000**	75,000	25,000
Total assets	**891,520**	809,328	798,771
Shareholders' equity	**555,039**	508,102	502,075
Year-End Statistics - June 30			
Current ratio	**2.3**	3.4	3.1
Operating facilities	**455**	464	459
Shareholders of record	**5,884**	6,329	6,305
Return on assets (c)	**12.6%**	7.6%	19.5%
Return on equity (d)	**12.4%**	8.4%	20.0%
Capital expenditures	**$ 7,216**	$ 6,988	$ 8,410
EBITDA (e)	**134,686**	135,191	170,262

(a) The goodwill impairment charge in fiscal 2009 reduced operating income by $36,605, net income by $23,000 and net income per share by $0.54.
(b) Prior to 2004, the Company did not record stock option expense as it was not required by Generally Accepted Accounting Principles.
(c) Return on Assets is calculated as earnings before income taxes divided by average assets.
(d) Return on Equity is based on net income divided by the average shareholders' equity (beginning of the year and end of the year divided by 2).
(e) EBITDA is calculated as operating income, plus depreciation and amortization of intangible assets and stock options and SARs.

Net Sales

(Dollars in Billions)



$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$1.63
$1.45
$1.46
$1.52
$1.72
$1.90
$2.01
$2.09
$1.92
$1.89
01 02 03 04 05 06 07 08 09 10

Net Income

(Dollars in Millions)



$100
$80
$60
$40
$20
$0
$28.0
$2.7
$19.8
$31.5
$55.3
$72.3
$86.0
$95.5
$42.3*
$65.9
01 02 03 04 05 06 07 08 09 10

* The goodwill impairment charge in fiscal 2009 reduced net income by $23.0 million.

Net Income Per Share

(Dollars)



$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
$0.63
$0.06
$0.46
$0.71
$1.20
$1.57
$1.93
$2.19
$0.99*
$1.54
01 02 03 04 05 06 07 08 09 10

* The goodwill impairment charge in fiscal 2009 reduced net income per share by $0.54.

2007	2006	2005	2004	2003	2002	2001
$2,014,109	$1,900,780	$1,717,055	$1,517,004	$1,464,367	$1,446,569	$1,625,755
13,489	13,128	13,832	14,381	14,458	15,294	16,364
1,045	732	993	826	781	1,651	5,057
2,494	2,658	2,111	1,586			
135,011	115,592	87,968	51,448	36,254	30,834	55,001
86,022	72,299	55,339	31,471	19,832	14,755	28,048
86,022	72,299	55,339	31,471	19,832	2,655	28,048
1.97	1.62	1.24	0.73	0.47	0.34	0.64
1.93	1.57	1.20	0.71	0.46	0.34	0.63
1.97	1.62	1.24	0.73	0.47	0.06	0.64
1.93	1.57	1.20	0.71	0.46	0.06	0.63
0.48	0.40	0.29	0.21	0.21	0.21	0.21
$ 365,523	$ 370,013	$ 345,806	$ 286,022	$ 259,359	$ 250,644	$ 279,001
75,395	76,186	76,977	77,767	78,558	83,478	113,494
777,369	730,671	690,170	596,841	553,404	534,566	578,854
450,983	414,822	393,287	339,535	307,856	298,147	311,518
2.6	3.0	2.9	2.9	2.8	2.9	3.2
445	452	440	434	440	449	469
6,242	6,192	6,079	6,154	6,157	6,455	6,697
18.1%	16.1%	13.7%	8.2%	5.8%	4.2%	7.7%
19.9%	17.9%	15.1%	9.7%	6.5%	4.8%	9.2%
$ 11,192	$ 11,057	$ 9,208	$ 14,383	$ 12,794	$ 10,050	$ 11,731
152,039	132,110	104,904	68,241	51,493	47,779	76,422

Shareholders' Equity

(Dollars in Millions)


$600
$500
$400
$300
$200
$100
$0
$311.5
$298.1
$307.9
$339.5
$393.3
$414.8
$451.0
$502.1
$508.1
$555.0
01 02 03 04 05 06 07 08 09 10

Dividends Per Share

(Dollars)


$0.6
$0.5
$0.4
$0.3
$0.2
$0.1
$0.0
$.21
$.21
$.21
$.21
$.29
$.40
$.48
$.60
$.60
$.60
01 02 03 04 05 06 07 08 09 10

DIRECTORS

WILLIAM G. BARES (3, 4) Age 69
Former Chairman and Chief Executive Officer
The Lubrizol Corporation (Specialty Chemical Products)

THOMAS A. COMMES (1, 3) Age 68
Former President and Chief Operating Officer
The Sherwin-Williams Company (Paints and Coatings)

PETER A. DORSMAN (2,3) Age 55
Senior Vice President, Global Operations,
and Chief Operations Officer
NCR Corporation (Self-Service Technology Solutions)

L. THOMAS HILTZ (2) Age 64
Attorney

EDITH KELLY-GREEN (2) Age 57
Former Vice President and Chief Sourcing Officer
FedEx Express (Express Transportation)

JOHN F. MEIER (4) Age 62
Chairman and Chief Executive Officer
Libbey Inc. (Tableware Products)

J. MICHAEL MOORE (1) Age 67
President
Oak Grove Consulting Group, Inc.
(Management Consulting)
Former Chairman and Chief Executive Officer
Invetech Company (Industrial Distributor)

DAVID L. PUGH (3) Age 61
Chairman & Chief Executive Officer
Applied Industrial Technologies, Inc.

JERRY SUE THORNTON, Ph.D. (1) Age 63
President
Cuyahoga Community College
(Two-Year Educational Institution)

PETER C. WALLACE (4) Age 56
President and Chief Executive Officer
Robbins & Myers, Inc. (Equipment Manufacturer)

STEPHEN E. YATES (1) Age 62
Former Executive Vice President
and Chief Information Officer
KeyCorp (Financial Services)

Committees of The Board
(1) Audit Committee
(2) Corporate Governance Committee
(3) Executive Committee
(4) Executive Organization and Compensation Committee

OFFICERS

DAVID L. PUGH Age 61
Chairman & Chief Executive Officer

BENJAMIN J. MONDICS Age 52
President & Chief Operating Officer

THOMAS E. ARMOLD Age 55
Vice President – Marketing and Strategic Accounts

TODD A. BARLETT Age 55
Vice President – Acquisitions and
Global Business Development

FRED D. BAUER Age 44
Vice President – General Counsel & Secretary

MICHAEL L. COTICCHIA Age 47
Vice President – Chief Administrative Officer
and Government Business

MARK O. EISELE Age 53
Vice President – Chief Financial Officer & Treasurer

JEFFREY A. RAMRAS Age 55
Vice President – Supply Chain Management

RICHARD C. SHAW Age 61
Vice President – Communications and Learning

DANIEL T. BREZOVEC Age 49
Corporate Controller

JODY A. CHABOWSKI Age 50
Assistant Controller

ALAN M. KRUPA Age 54
Assistant Treasurer

OTHER KEY MANAGEMENT

IVAN J. BATISTA Age 37
General Director –
Rafael Benitez Carrillo, Inc. (Puerto Rico)

ROBERT E. CURLEY Age 50
Vice President – Southeast Area

BARBARA D. EMERY Age 51
Vice President – Human Resources

WARREN E. "BUD" HOFFNER Age 50
Vice President, General Manager – Fluid Power

MARY E. KERPER Age 59
Vice President – Operational Excellence

LONNY D. LAWRENCE Age 47
Vice President – Information Technology

JOHN M. LEYO Age 59
Vice President – North Atlantic Area

SERGIO H. NEVÁREZ Age 52
General Director – Applied Mexico

RONALD A. SOWINSKI Age 49
President & Chief Operating Officer –
Applied Industrial Technologies Ltd. (Canada)

MARK A. STONEBURNER Age 46
Vice President – Enterprise Transformation

DONN G. VEENHUIS Age 61
Vice President – Western Area

THEODORE L. WOLICKI Age 56
Vice President – Central States Area

SHAREHOLDER INFORMATION

Applied Industrial Technologies, Inc. common stock is listed on the New York Stock Exchange under the symbol AIT. The Company is identified in most financial listings as "AppliedIndlTch."

Research on Applied Industrial Technologies is available through:

BB&T CAPITAL MARKETS
Holden Lewis, 804/782-8820

CLEVELAND RESEARCH COMPANY
Adam Uhlman, 216/649-7241

KEYBANC CAPITAL MARKETS
Jeffrey D. Hammond, 216/689-0236

MORGAN KEEGAN
Brent D. Rakers, 901/579-4427

SIDOTI & CO.
Joseph Mondillo, 212/894-3339

SOLEIL – GREAT LAKES REVIEW
Elliot Schlang, 216/767-1340

STEPHENS INC.
Matt Duncan, 501/377-3723

WELLS FARGO SECURITIES, LLC
Allison Poliniak-Cusic, 212/214-5062

SHAREHOLDER INQUIRIES

Requests to transfer Applied Industrial Technologies, Inc. shares and all correspondence regarding address change information, duplicate mailings, missing certificates, failure to receive dividend checks in a timely manner or to participate in the Company's direct stock purchase program should be directed to the Company's transfer agent and registrar:

COMPUTERSHARE TRUST COMPANY, N.A.
250 Royall Street
Canton, MA 02021
800/988-5291

Investor relations inquiries should be directed to:

MARK O. EISELE
Vice President – Chief Financial Officer & Treasurer
Applied Industrial Technologies
1 Applied Plaza
Cleveland, OH 44115-5014
Telephone: 216/426-4000, Fax: 216/426-4845

ANNUAL REPORT ON FORM 10-K

The Applied Industrial Technologies, Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2010, including the financial statements and schedules thereto, is available at our website at www.Applied.com. It is also available without charge upon written request to the Vice President – Chief Financial Officer & Treasurer at the preceding address.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, October 26, 2010, at the Corporate Headquarters of Applied Industrial Technologies, 1 Applied Plaza, East 36th and Euclid Avenue, Cleveland, Ohio 44115.



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Applied Industrial Technologies, Inc., Standard & Poor's 500, and Peer Group
(Performance Results from 7/1/05 through 6/30/2010)


$200.00
$150.00
$100.00
$50.00
$0.00
2005
2006
2007
2008
2009
2010
Applied Industrial Technologies, Inc.
Standard & Poor's 500
Peer Group

Assumes $100 invested at the close of trading 6/30/05 in Applied Industrial Technologies, Inc. common stock, Standard & Poor's 500, and Peer Group.

Cumulative total return assumes reinvestment of dividends.

The returns of the companies in the Peer Group are weighted based on the companies' relative stock market capitalization.

Peer Group companies selected on a line-of-business basis include: DXP Enterprises, Inc.; Fastenal Company; Genuine Parts Company; W. W. Grainger, Inc.; Kaman Corporation; Lawson Products, Inc.; MSC Industrial Direct Co., Inc.; and WESCO International, Inc.

	2005	2006	2007	2008	2009	2010
Applied Industrial Technologies, Inc.	$100.00	$114.74	$141.92	$118.68	$99.66	$131.44
Standard & Poor's 500	100.00	108.63	131.00	113.81	83.98	96.10
Peer Group	100.00	131.35	151.83	132.03	113.54	152.37

Source: Value Line, Inc.


APPLIED
Industrial Technologies

Corporate Headquarters
1 Applied Plaza
Cleveland, Ohio 44115
216/426-4000
Applied.com